SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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FAX: 7 (501) 940-2511

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02060167

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

FILE NO. 82-4740

December 2, 2002

SUPPL

02 DEC -3

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: JSC Electrosvyaz (Rostov Region) - Rule 12g3-2(b)

Ladies and Gentlemen:

In connection with the exemption of JSC Electrosvyaz (Rostov Region) pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed an English language translation of Quarterly Report of a Securities Issuer for the 3rd Quarter of 2002.

The document is being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and document will not

dlw 12/4

be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at (7-501) 797 4600 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Alexei Kiyashko /KEK/

Alexei Kiyashko

Enclosure

cc: S. Wrottesley
JP Morgan

A. Litvinov
JSC Electrosvyaz (Rostov Region)

02 DEC -3

FILE NO. 82-4740

Open Joint Stock Company Electrical Communication of Rostov Region
Taxpayer Identification No. 6164100189

APPROVED
Board of Directors
Minutes No. 12, dated October 31, 2002

Valery V. Ukhov, Deputy Chairman of the Board of Directors
of JSC RostovTelecom
/s/
(signature)
[Seal]

QUARTERLY REPORT OF A SECURITIES ISSUER for the 3rd quarter of 2002

Open Joint Stock Company "Electrical Communication" of the Rostov Region

Issuers Code: 00191-A
Location: 47 Bratsky Pereulok, Rostov-on-Don
Mail address: 47 Bratsky Pereulok, Rostov-on-Don 344082

The information contained in this quarterly report shall be disclosed pursuant to the laws of the Russian Federation on securities.

Valery V. Ukhov, General Director of JSC RostovTelecom
/s/
(signature)

Tatiana S. Soldatova, Chief Accountant of JSC RostovTelecom
/s/
(signature)

November 1, 2002

[Seal]

Contact person: Galina K. Borisova
Deputy General Director
Telephone: (8632) 44 22 03 Facsimile (8632) 67 19 67

E-mail: ovm@donpac.ru

A INFORMATION ON THE ISSUER

9. Full official name of the issuer:
Open Joint Stock Company "Electrical Communication" of Rostov Region

10. Abbreviated name:
JSC "RostovTelecom"

11. Changes in the name and corporate structure of the issuer:

State-Owned Communications and Information Company "Rossvyazinform" of the Rostov Region of the Ministry of Communications of the Russian Federation
SOCIC "Rossvyazinform" of the Rostov Region
Adopted: *November 23, 1992*

Open Type Joint Stock Company "Electrical Communication" of Rostov Region
JSC "Telecom"
Adopted: *June 29, 1994*

Open Joint Stock Company "Electrical Communication" of Rostov Region
JSC "Telecom"
Adopted: *July 2, 1996*

Open Joint Stock Company "Electrical Communication" of Rostov Region
JSC "Telecom" of Rostov Region
Adopted: *June 30, 1997*

Open Joint Stock Company "Electrical Communication" of Rostov Region
JSC "RostovTelecom"
Adopted: *July 15, 1998*

The effective name was adopted on *July 15, 1998*

12. State registration of the issuer and the licenses it holds:
Date of the issuer's state registration: *July 18, 1994*
State registration certificate (any other documentary confirmation of the issuer's state registration) No.: *1851 AO-RP*
Registration authority:
The Registration Chamber of the Rostov-on-Don City Administration. In connection with the change of the Company's legal and mail addresses, JSC RostovTelecom received new State Registration Certificate No. 2921,

Series AO-RP, issued on December 15, 1999. Pursuant to the Federal Law "On State Registration of Legal Entities", Open Joint Stock Company Electrical Communication of Rostov Region was registered by the Rosotv-on-Don Administration on June 26, 2002, No. 6955-RP-a, principal State Registration No. 1026103265550. The entry was made on July 30, 2002.

Licenses:
No.: *3011*
Date of issuance: *August 16, 1996*
Valid till: *January 10, 2004*
Licensing authority: *Ministry of Communications of the Russian Federation*
Activities: *telecommunications services*

No.: *021225*
Date of issuance: *February 15, 1999*
Valid till: *February 14, 2004*
Licensing authority: *The North Caucasian Regional Branch of the Federal Licensing Centre of the Ministry of Construction of the Russian Federation*
Activities: *developing city designing and building documentation*

No.: *021226*
Date of issuance: *February 15, 1999*
Valid till: *February 14, 2004*
Licensing authority: *The North Caucasian Regional Branch of the Federal Licensing Centre of the Ministry of Construction of the Russian Federation*
Activities: *engineering surveying for construction*

No.: *021227*
Date of issuance: *February 15, 1999*
Valid till: *February 14, 2004*
Licensing authority: *The North Caucasian Regional Branch of the Federal Licensing Centre of the Ministry of Construction of the Russian Federation*
Activities: *designing*

No.: *01592*
Date of issuance: *February 22, 2000*
Valid till: *February 22, 2003*
Licensing authority: *The Federal Mining and Industrial Supervision of Russia (Gosgortekhnadzor of Russia)*

Activities: *operation of hazardous industrial objects: operation of gas utilities*

No.: *13399*
Date of issuance: *November 30, 1999*
Valid till: *November 30, 2004*
Licensing authority: *The State Committee of the Russian Federation for Telecommunications*
Activities: *Services related to broadcasting of TV and audio programs and transfer of additional information*

No.: *022894*
Date of issuance: *June 19, 2000*
Valid till: *June 18, 2005*
Licensing authority: *The North Caucasian Regional Branch of the Federal Licensing Centre of the Ministry of Construction of the Russian Federation*
Activities: *production of certain construction materials, constructions and goods*

No.: *022893*
Date of issuance: *June 19, 2000*
Valid till: *June 18, 2005*
Licensing authority: *The North Caucasian Regional Branch of the Federal Licensing Centre of the Ministry of Construction of the Russian Federation*
Activities: *construction and assembly*

No.: *YuZhG-00128*
Date of issuance: *May 22, 2000*
Valid till: *May 22, 2003*
Licensing authority: *Federal Service of Geodesy and Cartography of Russia*
Activities: *works relating to geodesy and cartography*

No.: *010532*
Date of issuance: *March 27, 2001*
Valid till: *March 27, 2004*
Licensing authority: *Ministry of Internal Affairs of the Russian Federation, State Fire Prevention Service*
Activities: *assembly, adjustment, repair and maintenance of fire protection systems and equipment (other than those relating to construction)*

No.: *010533*
Date of issuance: *March 27, 2001*
Valid till: *March 27, 2004*
Licensing authority: *Ministry of Internal Affairs of the Russian Federation, State Fire Prevention Service*
Activities: *assembly, adjustment, repair and maintenance of fire protection systems and equipment (other than those relating to construction)*

No.: *010534*
Date of issuance: *March 27, 2001*
Valid till: *March 27, 2004*
Licensing authority: *Ministry of Internal Affairs of the Russian Federation, State Fire Prevention Service*
Activities: *development of measures to ensure fire safety, scientific and technical advice on fire safety*

No.: *5115*
Date of issuance: *April 17, 2001*
Valid till: *April 17, 2006*
Licensing authority: *Ministry of the Russian Federation for Press, TV and Radio Broadcasting and Mass Media*
Activities: *cable radio broadcasting*

No.: *5083*
Date of issuance: *April 3, 2001*
Valid till: *December 29, 2005*
Licensing authority: *Ministry of the Russian Federation for Press, TV and Radio Broadcasting and Mass Media*
Activities: *air radio broadcasting*

No.: *17456*
Date of issuance: *March 15, 2001*
Valid till: *March 15, 2004*
Licensing authority: *Ministry of the Russian Federation for Communications and Information*
Activities: *local telecommunications services using radio paging facilities*

No.: *5210*
Date of issuance: *May 24, 2001*
Valid till: *July 05, 2006*

Licensing authority: *Ministry of the Russian Federation for Press, TV and Radio Broadcasting and Mass Media*
Activities: *air radio broadcasting*

No.: *061397*
Date of issuance: *March 01, 2002*
Valid till: *March 01, 2005*
Licensing authority: *Ministry of General and Professional Education*
Activities: *the right to engage in educational activities in accordance with educational programs*

No.: *21007*
Date of issuance: *February 07, 2002*
Valid till: *February 07, 2007*
Licensing authority: *Ministry of the Russian Federation for Communications and Informatization*
Activities: *mobile wireless telecommunications services*

No.: *21014*
Date of issuance: *February 07, 2002*
Valid till: *February 07, 2005*
Licensing authority: *Ministry of the Russian Federation for Communications and Informatization*
Activities: *radio paging services*

13. Taxpayer Identification No.:
6164100189

14. The industry to which the issuer belongs:
OKOHKh Codes:
52300

15. The issuer's location, mail address and contact telephone Nos.:
Location: *47 Bratsky Pereulok, Rostov-on-Don*
Mail address: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Phone: *(8632) 44-22-01* Facsimile: *44-24-10*
E-mail: *ovm@donpac.ru*

16. The issuer's auditor:
Name: *ZAO UNIKON/MS Consulting Group*
Location: *125 Varshavskoye Shosse, 113545 Moscow*
Taxpayer Identification No. (INN): *7716021332*
Mail address: *113545 Moscow*

Phone: *(095) 310-77-80, (095) 319-46-56* Fax: *(095) 319-59-09*
E-mail: *reception@unicon-ms.ru*

License held by the auditor:
License No.: *004196*
Date of issuance: *February 16, 2000*
Date of expiry: *through December 27, 2002*
Licensing authority: *Ministry of Finance of the Russian Federation on the basis of Order No. 356 issued by the Ministry of Finance of the Russian Federation on December 27, 1999*

17. Organizations registering the rights to the securities of the issuer

Registrar:
Name: *Registrator-Svyaz Closed Joint Stock Company*
Location: *27 Ulitsa Presnensky Val, 107014 Moscow*
Mail address: *P.O.Box 45, 15A Bolshaya Kalanchevskaya Ulitsa, 107078 Moscow*
Phone: *(095) 975-36-05, 975-50-28* Facsimile: *(095) 975-36-05*
E-mail: *regsw@glasnet.ru*

License:
No.: *10-000-1-00258*
Date of issuance: *October 1, 2002*
Date of expiry: *n/a*
Licensing authority: *Federal Securities Market Commission of the Russian Federation*
The date when this registrar opened the register: *April 14, 1997*

The issuer did not keep its securities in centralized custody in the reporting quarter.

18. The issuer's depositary: *no*

19. Participants in the issuer:

Total number of shareholders (participants): *3,411*

Holders of at least 5% in the issuer's charter capital:

19.1 Name: *Communications Investment Company Open Joint Stock Company*
Location: *Building 2, 55 Ulitsa Plyushchikha, 119121 Moscow*
Mail address: *Building 2, 55 Ulitsa Plyushchikha, 119121 Moscow*

Interest: *38%*

Holders of at least 25% in the charter capital of the issuer's shareholder (participant):

19.1.1 Name: *Ministry of Property Relations of the Russian Federation*
Location: *9 Nikolsky Pereulok, 103685 Moscow*
Mail address: *9 Nikolsky Pereulok, 103685 Moscow*
Interest: *50% + 1 share*

19.1.2 Name: *MUSTCOM LIMITED*
Location: *3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus*
Mail address: *9 Dmitrovsky Pereulok, 103031 Moscow*
Interest: *25% + 1 share*

19.2 Name: *PROTSVETANIYE HOLDINGS LIMITED*
Location: *10 Mnasiadou Street, Nicosia, Cyprus*
Mail address: *Building 1, 17 Ulitsa Bolshaya Nikitskaya, 103009 Moscow*
Interest: *6.767%*

Holders of at least 25% in the charter capital of the issuer's shareholder (participant).

19.2.1 Name: *The Russian Prosperity Fund*
Location: *the Cayman Islands*
Mail address: *P.O. Box Ugland House, Grand Cayman, Cayman Islands*
Interest: *99.9%*

20. The issuer's corporate structure:

Supreme management body: *General Meeting of Shareholders*
Supervisory Board: *Board of Directors*
Executive bodies: *General Director, Management Board*

Competence of the general meeting of shareholders (participants) of the issuer in accordance with the charter (constituent documents):

12.2 The following matters which belong to the competence of the general meeting of shareholders may not be delegated to the Board of Directors, the General Director or the Management Board of the Company:

1) amendments or supplements to this Charter and approval of a restated version of the Charter (except as provided for in the Federal Law "On Joint Stock Companies") which shall be approved by at least three fourths of all votes of holders of voting shares of the Company participating in the meeting;

2) the reorganization of the Company which shall be approved by at least three fourths of all votes of holders of voting shares of the Company participating in the meeting;

3) the liquidation of the Company, the establishment of the liquidation commission and the approval of the interim and final liquidation balance sheets which shall be approved by at least three fourths of all votes of holders of voting shares of the Company participating in the meeting;

4) election of members of the Board of Directors of the Company by cumulative voting;

5) early termination of members of the Board of Directors which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

6) the appointment and early termination of the individual executive body (the General Director) which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

7) the determination of the number, the nominal value and the category (type) of declared shares of the Company and the rights granted by such shares which shall be approved by at least three fourths of all votes of holders of voting shares of the Company participating in the meeting;

8) the increase in the charter capital of the Company through an increase in the nominal value of shares which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

9) the increase in the charter capital of the Company through open subscription to additional shares in the event the number of additional shares exceeds 25% of outstanding common shares of the Company, which shall be approved by at least three fourths of all votes of holders of voting shares of the Company participating in the meeting;

10) the increase in the charter capital of the Company through closed subscription to additional shares which shall be approved by at least three fourths of all votes of holders of voting shares of the Company participating in the meet-

ing;

11) the decrease in the charter capital of the Company through

- *decrease in the nominal value of shares;*

- *cancellation of the outstanding shares which have been purchased by the Company according to a resolution of the Board of Directors and have not been sold in a one year period since the purchase thereof by the Company;*

- *redemption of shares re-purchased by the Company;*

- *purchase by the Company of a portion of its shares for the purposes of decreasing the total number thereof;*

which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

12) the election and early termination of members of the Audit Commission of the Company which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

13) the approval of the auditor of the Company which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

14) the approval of annual reports and annual accounting of the Company, including profit and loss statements (profit and loss accounts) of the Company and the distribution of profit, including the payment (declaration) of dividends, and losses of the Company based on the results of the financial year which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

15) the procedures of the General Meeting of Shareholders which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

16) the splitting and consolidation of shares of the Company which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

17) the approval of interested party transactions in the events and in accordance with the procedure provided for in Article XI of the Federal Law "On Joint Stock Companies";

18) the approval of major transactions involving the direct or indirect purchase, disposal or potential disposal by the Company of assets the value of which exceeds 50% of the balance sheet value of the assets of the Company in accordance with the accounting statements of the Company as of the most recent reporting date, except transactions entered into in the process of normal business of the Company, transactions related to the subscription to or sales of common shares of the Company and transactions related to the offering of securities convertible into common shares of the Company which shall be made by a three fourths majority of all votes of holders of voting shares of the Company participating in the meeting;

19) the participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

20) the approval of internal documents governing the activities of bodies of the Company which shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

21) the placement of bonds of the Company convertible into shares, and other securities convertible into shares, in the event such bonds (or other securities) are offered through closed subscription or through open subscription, provided that in the process of open subscription convertible bonds (or other securities) may be converted into common shares of the Company which represent more than 25% of outstanding common shares, which shall be approved by at least three fourths of all votes of holders of voting shares of the Company participating in the meeting;

22) the compensation at the expense of the Company of the expenses related to the preparation for and holding an extraordinary General Meeting of Shareholders of the Company in the event the Board of Directors has failed, in violation of the requirements of applicable laws of the Russian Federation, to adopt a resolution to convene an extraordinary meeting and such meeting is convened by other persons. Such resolutions shall be approved by a majority of all votes of holders of voting shares participating in the meeting;

23) the release of any person which has purchased, either independently or collectively with his or its affiliates, 30% or more outstanding common shares of the Company, from the obligation to purchase shares from other shareholders of the Company, which shall be approved by a majority of all votes of holders of voting shares participating in the meeting except the votes attached to the shares owned by such person and his or its affiliates;

24) delegation of the authority of the individual executive body of the Company to a management company or a manager;

25) any other matters provided for in the Federal Law "On Joint Stock Companies" and this Charter.

Competence of the issuer's Board of Directors (supervisory board) in accordance with its charter (constituent documents):

13.4 The following matters shall belong to the competence of the Board of Directors of the Company:

1) to determine the priority activities of the Company, including to approve budgets, business plans, strategies and development programs of the Company;

2) to call annual and extraordinary general meetings of shareholders except as provided for in Section 55.8 of the Federal Law "On Joint Stock Companies";

3) to approve the agenda of each general meeting of shareholders;

4) to determine the date of the list of persons entitled to participate in each general meeting of shareholders, and to decide on other matters which belong to the competence of the Board of Directors of the Company pursuant to Article VII of the Federal Law "On Joint Stock Companies" and which are related to the preparation for and holding such general meeting of shareholders;

5) to give preliminary approval of the annual report of the Company;

6) to increase the charter capital of the Company by offering additional shares of the Company to the extent of the assets of the Company and to the extent of the number of declared shares in accordance with this Charter;

7) to increase the charter capital of the Company by open subscription to additional shares of the Company to the extent of the declared shares in the event such additional shares will represent 25% or less of outstanding common shares of the Company;

8) to offer bonds or other securities of the Company not convertible into shares of the Company in accordance with the terms of offering such bonds or securities;

9) to offer bonds convertible into shares or other securities of the

Company convertible into shares of the Company, in the event such bonds (or other securities) are offered through open subscription and may be converted into common shares of the Company representing 25% or less of outstanding common shares of the Company;

10) to determine the price (monetary evaluation) of property and the offering and repurchase price of securities in the events provided for in the Federal Law "On Joint Stock Companies";

11) to approve resolutions to issue securities, prospectuses, reports on the results of issuance of securities of the Company and quarterly reports of the issuer of securities;

12) to recommend the amount of the remuneration and compensations payable to members of the Audit Commission of the Company and to establish the remuneration of the auditor;

13) to recommend the amount, form and time of payment of the dividend payable on shares;

14) to apply the reserve fund and other funds of the Company;

15) to approve internal documents of the Company governing matters which belong to the competence of the Board of Directors of the Company (other than the internal documents the approval of which belongs to the competence of the general meeting of shareholders and the executive bodies of the Company);

16) to approve transactions involving the purchase, disposal or potential disposal by the Company, directly or indirectly, of property the value of which represents 1% through 25% of the balance sheet value of the assets of the Company in accordance with the financial statements of the Company as of the most recent reporting date, except transactions entered into in the course of normal business of the Company;

17) to approve transactions involving the purchase, disposal or potential disposal by the Company, directly or indirectly, of property the value of which represents 25% through 50% of the balance sheet value of the assets of the Company in accordance with the financial statements of the Company as of the most recent reporting date, except transactions entered into in the course of normal business of the Company, transactions related to subscription to (disposal of) common shares of the Company, and transactions related to the offering of securities convertible into common shares of the Company;

18) to approve interested party transactions in the events provided for

in Article XI of the Federal Law "On Joint Stock Companies";

19) to repurchase outstanding shares, bonds or other securities of the Company;

20) to adopt resolutions on the participation (joining as a participant, termination of participation or change in the interest) of the Company in other entities, including through purchase or sales of shares or interests in such other entities;

21) to adopt resolutions on items on the agenda of general meetings of subsidiaries (supreme management bodies of other entities) in which the Company is the sole participant;

22) to determine the procedures of cooperation with the entities in which the Company is a participant;

23) to approve the registrar of the Company and the terms of the agreement with the registrar, and to terminate the agreement with the registrar;

24) to elect (re-elect) the Chairman and the Deputy Chairman of the Board of Directors;

25) to appoint the Secretary of the Board of Directors and to determine the remuneration payable to the Secretary;

26) to determine the number of and to appoint and terminate members of the Management Board of the Company;

27) to establish and liquidate branches, to open and liquidate representative offices and to approve the Regulations thereof;

28) to approve the terms of contracts to be entered into with the General Director and members of the Management Board and to consider matters which shall be resolved by the Board of Directors in accordance with such contracts;

29) to extend the contract with the General Director of the Company to the extent of the period established herein;

30) to extend contracts with members of the Management Board;

31) to coordinate the structure of the Company;

32) to suspend the authority of the General Director or the authority of

the management entity (the manager);

33) to appoint a temporary General Director;

34) other matters provided for in the Federal Law "On Joint Stock Companies" and this Charter.

Competence of the issuer's individual and collective executive bodies in accordance with its charter (constituent documents):

14.1 The Management Board shall be the collective executive body of the Company which shall ensure the implementation of resolutions of the General Meeting of Shareholders and the Board of Directors of the Company.

14.2 The number of members of the Management Board shall be determined and members of the Management Board shall be nominated by the Board of Directors of the Company upon recommendation of the General Director of the Company.

14.3 The Board of Directors may adopt a resolution on the early termination of members of the Management Board.

14.4 The following matters relating to the management of the day-to-day operations of the Company shall belong to the competence of the Management Board of the Company:

1) to develop technical, financial and economical and tariff policies of the Company;

2) to develop proposals with regard to the principal business of the Company, including draft budgets, business plans, strategies and development programs of the Company;

3) to organize control of the financial and business operations of the Company;

4) to develop the personnel and social policies of the Company;

5) to approve the terms of the collective agreement;

6) to prepare materials and draft resolutions on any matter to be considered at the general meeting of shareholders or by the Board of Directors, including to develop proposals on transactions the approval of which belongs to the competence of the general meeting of shareholders or the Board of Directors of the Company, proposals on the participation of the Company in other entities,

etc.;

7) to provide organizational and technical support to the bodies of the Company;

8) to analyze the results of structural divisions of the Company, including separate divisions, and to develop binding instructions aimed at the improvement of the functioning of such divisions;

9) to approve the internal documents governing the matters which belong to the competence of the Management Board of the Company, except those matters which shall be approved by the general meeting of shareholders or the Board of Directors of the Company.

In addition, the Management Board of the Company may adopt resolutions on other matters related to the day-to-day management of the Company on the instructions on the Board of Directors or upon recommendation of the General Director of the Company.

14.5 The Management Board shall convene and hold its meetings and adopt resolutions in accordance with the Regulations of the Management Board of the Company to be approved at the general meeting of shareholders of the Company.

14.6 The rights, obligations, term of office, remuneration and liability of members of the Management Board shall be as determined in a contract to be entered in between each of them and the Company. The General Director shall sign such contracts on behalf of the Company.

15.1 The General Director shall be the individual executive body who shall supervise the day-to-day activities of the Company and shall be appointed at a general meeting of shareholders for not more than a five year period.

15.2 The General Director shall adopt resolutions on all matters which do not belong to the competence of the general meeting of shareholders, the Board of Directors or the Management Board of the Company in accordance with this Charter.

15.3 The General Director shall act as the Chairman of the Management Board of the Company.

The General Director shall preside over the general meeting of shareholders, unless the Board of Directors of the Company resolves otherwise.

15.4 The rights, obligations, remuneration and liability of the General Director shall be as determined in a contract to be executed with the Company. The Chairman of the Board of Directors of the Company shall execute such contract on behalf of the Company.

21. Members of the issuer's Board of Directors (supervisory board)

The Board of Directors
Chairman: ***Vadim Ye. Belov***

Members of the Board of Directors:
Vadim Ye. Belov
Born in ***1958***

Positions held in the five most recent years:
Period: ***1997 through 1998***
Entity: ***AKB International Finance Company***
Field of activity: ***investments***
Position: ***Deputy Chairman of the Management Board***

Period: ***1998 through 1999***
Entity: ***SPK Capital Limited***
Field of activity: ***investments***
Position: ***Managing Director of the Moscow Representative Office***

Period: ***1999 through present time***
Entity: ***OAO Communications Investment Company***
Field of activity: ***communications***
Position: ***Deputy General Director***

Period: ***2002 through present time***
Entity: ***OAO Uralsvyazinform***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***2002 through present time***
Entity: ***OAO ROSTELECOM***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***2002 through present time***
Entity: ***OAO Uraltelecom of the Sverdlovsk Region***
Field of activity: ***communications***

Position: *Chairman of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO The Central Telecommunications Company*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *communications*
Position: *Member of the Management Board*

Period: *2002 through present time*
Entity: *AKB Svyaz-Bank*
Field of activity: *banking*
Position: *member of the Board of Directors*

Period: *2002 through present time*
Entity: *ZAO RTK-Invest*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO The Central Telegraph Office*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO The Southern Telecommunications Company*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2002 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO Svyazinform of the Chelyabinsk Region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***

Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 0***
Bonuses: ***RUR 0***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 13,986***
Total: ***RUR 13,986***

Vladimir L. Gorbachev
Born in ***1950***

Positions held in the five most recent years:
Period: ***1994 through 2001***
Entity: ***OAO KubanElectrosvyaz***
Field of activity: ***communications***
Position: ***General Director***

Period: ***1996 through 1998***
Entity: ***ZAO SFMT-Krasnodar***
Field of activity: ***communications***
Position: ***Member of the Board of Directors***

Period: ***1996 through 2001***
Entity: ***OAO KubanElectrosvyaz***
Field of activity: ***communications***
Position: ***Chairman of the Management Board***

Period: ***1996 through 2001***
Entity: ***OAO KubanElectrosvyaz***
Field of activity: ***communications***
Position: ***Member of the Board of Directors***

Period: ***1997 through present time***
Entity: ***ZAO Kuban-GSM***
Field of activity: ***cellular communications***
Position: ***Chairman of the Board of Directors***

Period: ***1998 through present time***
Entity: ***ZAO TeleRoss-KubanElectrosvyaz***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: *2000 through present time*
Entity: *Association of North Caucasus Telecom Operators*
Field of activity: *communications*
Position: *President of the Association*

Period: *2001 through present time*
Entity: *OAO The Southern Telecommunications Company*
Field of activity: *communications*
Position: *Deputy Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO VolgogradElectrosvyaz*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Telecommunications of the Republic of Adygeya*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO SevosetinElectrosvyaz*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Orbita Health Complex*
Field of activity: *resort and health services*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The Southern Telecommunications Company (STC)*
Field of activity: *communications*
Position: *General Director*

Period: *2001 through present time*
Entity: *OAO The Kabardino-Balkaria Telecommunications*
Field of activity: *communications*

Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Electrosvyaz of the Stavropol Kray*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The Southern Telecommunications Company (STC)*
Field of activity: *communications*
Position: *Chairman of the Management Board*

Interest in the issuer's charter capital: ***no***
Interest held in any issuer's subsidiary or dependent company***: no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 0***
Bonuses: ***RUR 0***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 13,986***
Total: ***RUR 13,986***

Alla B. Grigorieva
Born in ***1967***

Positions held in the five most recent years:
Period: ***1996 through 1997***
Entity: ***Open Joint Stock Company Electrosvyaz of the Kostroma Region***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***1996 through 1997***
Entity: ***OAO Svyazinvest***
Field of activity: ***communications***
Position: ***Chief Specialist of the Securities and Stockholdings Management Service***

Period: ***1996 through 1997***
Entity: ***Open Joint Stock Company Electrosvyaz of the Orel Region***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: *1996 through 1997*
Entity: *Open Joint Stock Company Electrosvyaz of the Kemerovo Region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1996 through 1997*
Entity: *OAO The Kostroma City Switch*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1997 through 1999*
Entity: *OAO Ivtelecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1997 through 1999*
Entity: *OAO Svyazinvest*
Field of activity: *communications*
Position: *Deputy Head of the Stockholdings Management Service*

Period: *1997 through 1998*
Entity: *OAO Amursvyaz*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through present time*
Entity: *OAO Svyazinvest*
Field of activity: *communications*
Position: *Deputy Director and Head of the Division of Representatives of the Corporate Management Department*

Period: *1999 through 2000*
Entity: *OAO Karachaevocherkesk Telecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Sakhalinsvyaz*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *Open Joint Stock Company Electrosvyaz of the Kaluga Region*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through 2002*
Entity: *Open Joint Stock Company Svyazinform of the Nizhny Novgorod Region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *Open Joint Stock Company Electrical Communication of Rostov Region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Uralsvyazinform of the Perm Region*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *Open Joint Stock Company Telecommunications Networks of the Udmurtia Republic*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Svyazinform of the Penza Region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through 2002*
Entity: *OAO Electrosvyaz of the Republic of Adygeya*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Electrosvyaz of the Ulianovsk Region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO VolgaTelecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in any issuer's subsidiary or dependent company***: no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 0***
Bonuses: ***RUR 0***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 13,986***
Total: ***RUR 13,986***

Gennady S. Yegorochkin
Born in *1947*

Positions held in the five most recent years:
Period: ***1996 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***1st Deputy General Director***

Period: ***1996 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Member of the Board of Directors***

Period: ***2001 through 2002***
Entity: ***OAO Commercial Bank Centre-Invest***
Field of activity: ***banking***
Position: ***Member of the Board of Directors***

Interest in the issuer's charter capital: ***1.211%***
Interest held in any issuer's subsidiary or dependent company***: no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 160,935***
Bonuses: ***RUR 19,328***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 394,583***

Total: *RUR 574,846*

Yelena V. Zabuzova
Born in *1950*

Positions held in the five most recent years:
Period: *1998 through 1999*
Entity: *RAO UES of Russia*
Field of activity: *energy and electrification*
Position: *Deputy Director, Head of the Division of Financial Markets Operations and Cooperation with Banks of the Clearing Center*

Period: *1999 through 2001*
Entity: *Treasury Department of the Russian Federation*
Field of activity: *finance*
Position: *Head of the Division of Financial Markets Operations and Cooperation with Banks*

Period: *2001 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *communications*
Position: *Deputy Department Director, Head of Economic Planning and Budgeting Division, Department of Economic and Tariff Policies*

Period: *2002 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO Smolensksvyazinform*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO The Southern Telecommunications Company*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: *RUR 0*
Bonuses: *RUR 0*
Commission: *RUR 0*
Other compensation in kind: *RUR 0*
Total: *RUR 0*

Stanislav N. Panchenko
Born in ***1945***

Positions held in the five most recent years:
Period: ***1996 through present time***
Entity: ***OAO Svyazinvest***
Field of activity: ***communications***
Position: ***Deputy General Director***

Period: ***2000 through present time***
Entity: ***Open Joint Stock Company Communications Investment Company***
Field of activity: ***attracting funds from Russian and foreign investors, implementing commercial investment projects in telecommunications***
Position: ***Member of the Management Board***

Period: ***2001 through present time***
Entity: ***OAO Lensvyaz***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***2001 through present time***
Entity: ***Open Joint Stock Company for Domestic Long-Distance and International Telephone Telecommunications ROSTELECOM***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***2001 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***2001 through present time***

Entity: *OAO LipetskElectrosvyaz*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Electrical Communications of the Vladimir Region*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Dagsvyazinform*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through 2002*
Entity: *OAO Nizhegorodsvyazinform*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Electrical Communications of the Stavropol Kray*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO Electrosvyaz Voronezhsvyazinform*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 0***
Bonuses: ***RUR 0***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 13,986***
Total: ***RUR 13,986***

Vladimir N. Romashkin
Born in ***1944***

Positions held in the five most recent years:

Period: *1990 through 2001*
Entity: *the Rostov Long-Distance Switch*
Field of activity: *communications*
Position: *Director*

Period: *1996 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Period: *2001 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Deputy Head of the Rostov Technical Telecommunications Unit*

Interest in the issuer's charter capital: *2.236%*
Interest held in any issuer's subsidiary or dependent company*: no*

Remuneration paid within the reporting quarter:
Salary: *RUR 87,472*
Bonuses: *RUR 9,902*
Commission: *RUR 0*
Other compensation in kind: *RUR 736,945*
Total: *RUR 834,319*

Anna M. Sadokhina
Born in *1946*

Positions held in the five most recent years:
Period: *1994 through 2001*
Entity: *OAO KubanElectrosvyaz*
Field of activity: *communications*
Position: *1st Deputy General Director*

Period: *1996 through 2001*
Entity: *OAO KubanElectrosvyaz*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Period: *1996 through 2001*
Entity: *OAO KubanElectrosvyaz*
Field of activity: *communications*

Position: *Member of the Management Board*

Period: *1997 through 2002*
Entity: *ZAO Kuban-GSM*
Field of activity: *cellular communications*
Position: *Member of the Board of Directors*

Period: *2001 through 2002*
Entity: *OAO The Southern Telecommunications Company*
Field of activity: *communications*
Position: *1st Deputy General Director*

Period: *2001 through 2002*
Entity: *ZAO Orbita Health Complex*
Field of activity: *resort and health services*
Position: *member of the Board of Directors*

Period: *2001 through 2002*
Entity: *OAO The Southern Telecommunications Company*
Field of activity: *communications*
Position: *member of the Management Board*

Period: *2001 through 2002*
Entity: *OAO The Southern Telecommunications Company*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2002 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 0***
Bonuses: ***RUR 0***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 0***
Total: ***RUR 0***

Valery V. Ukhov

Born in *1947*

Positions held in the five most recent years:
Period: ***1995 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***1995 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***General Director***

Period: ***1998 through 2001***
Entity: ***OAO Commercial Bank Centre-Invest***
Field of activity: ***banking***
Position: ***Member of the Board of Directors***

Period: ***1998 through 2002***
Entity: ***ZAO Dontelecom***
Field of activity: ***communications***
Position: ***Member of the Board of Directors***

Period: ***2000 through present time***
Entity: ***Association of North Caucasus Telecom Operators***
Field of activity: ***communications***
Position: ***Vice President***

Interest in the issuer's charter capital: *3.532%*
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 214,891***
Bonuses: ***RUR 144,000***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 1,102,413***
Total: ***RUR 1,461,304***

22. Individual and collective management bodies and officials of the issuer's manager

The issuer's individual executive body and the members of the collective executive body:

Valery V. Ukhov
Born in *1947*

Positions held in the five most recent years:
Period: ***1995 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***1995 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***General Director***

Period: ***1998 through 2001***
Entity: ***OAO Commercial Bank Centre-Invest***
Field of activity: ***banking***
Position: ***Member of the Board of Directors***

Period: ***1998 through 2002***
Entity: ***ZAO Dontelecom***
Field of activity: ***communications***
Position: ***Member of the Board of Directors***

Period: ***2000 through present time***
Entity: ***Association of North Caucasus Telecom Operators***
Field of activity: ***communications***
Position: ***Vice President***

Interest in the issuer's charter capital: *3.532%*
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 214,891***
Bonuses: ***RUR 144,000***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 1,102,413***
Total: ***RUR 1,461,304***

Galina K. Borisova
Born in ***1950***

Positions held in the five most recent years:
Period: *1995 through 2002*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Deputy General Director for Finance and Economical Policy*

Period: *1996 through 2000*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1996 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Deputy General Director for Economical Policy*

Interest in the issuer's charter capital: *1.194%*
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 313,784***
Bonuses: ***RUR 47,280***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 390,598***
Total: ***RUR 751,662***

Viktor A. Burtsev
Born in *1955*

Positions held in the five most recent years:
Period: *1996 through 2002*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Chief Accountant*

Period: *2002 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Deputy General Director for Finance*

Interest in the issuer's charter capital: *0.0001%*
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 117,000***
Bonuses: ***RUR 13,058***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 26,329***
Total: ***RUR 156,387***

Gennady S. Yegorochkin
Born in ***1947***

Positions held in the five most recent years:
Period: ***1996 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***1st Deputy General Director***

Period: ***1996 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***2000 through present time***
Entity: ***OAO Commercial Bank Centre-Invest***
Field of activity: ***banking***
Position: ***Member of the Board of Directors***

Interest in the issuer's charter capital: ***1.211%***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 160,935***
Bonuses: ***RUR 19,328***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 394,583***
Total: ***RUR 574,846***

Yuri V. Metla
Born in ***1950***

Positions held in the five most recent years:
Period: ***1996 through 2001***
Entity: ***the Rostov City Switch***

Field of activity: *communications*
Position: *Director*

Period: *1998 through 2001*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Deputy General Director, Commercial Director*

Interest in the issuer's charter capital: *0.048%*
Interest held in any issuer's subsidiary or dependent company: *no*

Remuneration paid within the reporting quarter:
Salary: *RUR 117,000*
Bonuses: *RUR 16,128*
Commission: *RUR 0*
Other compensation in kind: *RUR 66,257*
Total: *RUR 199,385*

Vladimir Ya. Putilov
Born in *1947*

Positions held in the five most recent years:
Period: *1997 through 2002*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Deputy General Director*

Period: *2002 through present time*
Entity: *ZAO Rostelegraph*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2002 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Deputy General Director for Production*

Interest in the issuer's charter capital: *0.045%*

Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 132,522***
Bonuses: ***RUR 17,340***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 68,624***
Total: ***RUR 218,486***

Oleg G. Mukovozov
Born in ***1969***

Positions held in the five most recent years:
Period: ***1996 through 1998***
Entity: ***OAO FPK Yugmebel***
Field of activity: ***furniture and wood working industry***
Position: ***chief legal counsel of the law service***

Period: ***1998 through 1998***
Entity: ***OOO Investment and Finance Company Yugmebel-Transinvest***
Field of activity: ***investments***
Position: ***chief legal counsel***

Period: ***1998 through 1999***
Entity: ***OOO Kredit-Invest***
Field of activity: ***commerce***
Position: ***Vice President for Legal Matters***

Period: ***1999 through 1999***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***legal counsel***

Period: ***1999 through 2002***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Head of the Law Division***

Period: ***2002 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Head of the Law Department***

Interest in the issuer's charter capital: ***no***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 115,269***
Bonuses: ***RUR 28,433***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 24,700***
Total: ***RUR 168,402***

The person acting as the issuer's individual executive body: ***Valery V. Ukhov***

23. Remuneration paid to members of the Board of Directors (Supervisory Board) and other officials of the issuer.

The remuneration paid to all officials listed in Sections 21 and 22 for the reporting period amounted to, in the aggregate:

Salary: ***RUR 1,258,873***
Bonuses: ***RUR 295,469***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 2,866,393***
Total: ***RUR 4,420,735***

See also Sections 21 and 22.

24. Legal entities in which the issuer holds an interest.

Legal entities in which the issuer holds at least 5% in the charter capital:

Name: *Faktorial-99 Limited Liability Company*
Location: *47 Bratsky Pereulok, Rostov-on-Don*
Mail address: *47 Bratsky Pereulok, 344082 Rostov-on-Don (office)*
Interest owned by the issuer in the charter capital of the entity: *100.0%*

Name: *Dontelecom Closed Joint Stock Company*
Location: *15 Ulitsa Kayani, Rostov-on-Don*
Mail address: *7th floor, 10 Beregovaya Ulitsa, 344088 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *33.33%*

Name: *Rostovgiproshakht Open Joint Stock Company*

Location: *47 Bratsky Pereulok, Rostov-on-Don*
Mail address: *Building 7, 157 Krasnoarmeyskaya Ulitsa, 344010 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *22.46%*

Name: *Closed Joint Stock Company Russian Documentary Telecommunications Rostelegraph*
Location: *7 Tverskaya Ulitsa, 103374 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103374 Moscow*
Interest owned by the issuer in the charter capital of the entity: *7.84%*

25. Interests in the issuer's charter capital held by each legal entity in which the issuer holds at least 5% of the charter capital and by officials of such entities

25.1 Name: *Faktorial-99 Limited Liability Company*
Location: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Mail address: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *100%*
Interest owned by the entity in the issuer's charter capital: *0.0002%*

25.2 Name: *Dontelecom Closed Joint Stock Company*
Location: *15 Ulitsa Kayani, Rostov-on-Don*
Mail address: *7th floor, 10 Beregovaya Ulitsa, 344088 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *33.3%*
Interest owned by the entity in the charter capital of the issuer: *no*

25.3 Name: *Rostovgiproshakht Open Joint Stock Company*
Location: *47 Bratsky Pereulok, Rostov-on-Don*
Mail address: *Building 7, 157 Krasnoarmeyskaya Ulitsa, 344010 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *22.46%*
Interest owned by the entity in the charter capital of the issuer: *no*

25.4 Name: *Closed Joint Stock Company Russian Documentary Telecommunications Rostelegraph*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *7.84%*
Interest owned by the entity in the charter capital of the issuer: *no*

Officials:

25.4.1 *Vladimir Ya. Putilov*

Functions of the official: *member of the Board of Directors (Supervisory Board)*

Interest owned by the official in the issuer's charter capital: *0.045%*

26. Other affiliates of the issuer:

26.1 Name: *AO Electrosvyaz of the Ulianovsk Region*
Location: *60 Ulitsa L. Tolstogo, 432601 Ulianovsk*
Mail address: *60 Ulitsa L. Tolstogo, 432601 Ulianovsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.2 Name: *AOZT Radiopaging Incorporated Co.*
Location: *Building 2, 29 Ulitsa Narodnogo Opolcheniya, 123154 Moscow*
Mail address: *Building 2, 29 Ulitsa Narodnogo Opolcheniya, 123154 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.3 Name: *AOZT Spring Set*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *Buildings 1-2, 42 Ulitsa Yakimanka, 117049 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.4 Name: *AOZT SK Kostars*
Location: *Apt. 33-08, Building 3, 42 Leninsky Prospekt, 117119 Moscow*
Mail address: *15a Kalanchevskaya Ulitsa, 107078 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.5 Name: *DZAO The Armavir Communications Works*
Location: *1a Urupskaya Ulitsa, Armavir, 352903 the Krasnodar Kray*
Mail address: *1a Urupskaya Ulitsa, Armavir, 352903 the Krasnodar Kray*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.6 Name: *ZAO Avtotsentr Yug*
Location: *48 Myskhakskoye Shosse, Novorossiysk, 353900 the Krasnodar Kray*
Mail address: *48 Myskhakskoye Shosse, Novorossiysk, 353900 the Krasnodar Kray*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.7 Name: *ZAO Joint Stock Commercial Innovation Bank for the Development of Communications and Information Facilities "Pochtobank"*
Location: *68 Ulitsa Lenina, 614096 Perm*
Mail address: *68 Ulitsa Lenina, 614096 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.8 Name: *ZAO The Altay Investment Company ALTINKOM*
Location: *96 Ulitsa Papanintsev, 656049 Barnaul*
Mail address: *96 Ulitsa Papanintsev, 656049 Barnaul*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.9 Name: *ZAO Altel*
Location: *54V Prospekt Lenina, 656099 Barnaul*
Mail address: *54V Prospekt Lenina, 656099 Barnaul*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.10 Name: *ZAO Arkhangelsk Mobile Networks*
Location: *4 Ploshchad Lenina, 163061 Arkhangelsk*
Mail address: *4 Ploshchad Lenina, 163061 Arkhangelsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.11 Name: *ZAO ATS-32*
Location: *94 Ulitsa Mira, 664002 Irkutsk*
Mail address: *94 Ulitsa Mira, 664002 Irkutsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.12 Name: *ZAO ATS-41*
Location: *P.O. Box 2340, 27 Ulitsa Mira, 665700 Bratsk*
Mail address: *P.O. Box 2340, 27 Ulitsa Mira, 665700 Bratsk*

Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.13 Name: *ZAO Baikalvestkom*
Location: *68 the 2nd Zheleznodorozhnaya Ulitsa, 664005 Irkutsk*
Mail address: *68 the 2nd Zheleznodorozhnaya Ulitsa, 664005 Irkutsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.14 Name: *ZAO The Belgorod Cellular Communications*
Location: *3 Pl. Revolyutsii, 308800 Belgorod*
Mail address: *3 Pl. Revolyutsii, 308800 Belgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.15 Name: *ZAO BRIZ Ltd.*
Location: *Building 1, 17 Starokonyushennyi Pereulok, 121002 Moscow*
Mail address: *Building 1, 17 Starokonyushennyi Pereulok, 121002 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.16 Name: *ZAO The Bryansk Cellular Networks*
Location: *9 Ulitsa Karla Marksa, 241000 Briansk*
Mail address: *9 Ulitsa Karla Marksa, 241000 Briansk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.17 Name: *ZAO Vladimir Teleservice*
Location: *20 Gorokhovaya Ulitsa, 600017 Vladimir*
Mail address: *20 Gorokhovaya Ulitsa, 600017 Vladimir*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.18 Name: *ZAO Volgograd-Mobile*
Location: *9 Ulitsa Mira, 400131 Volgograd*
Mail address: *13a Nevskaya Ulitsa, 400087 Volgograd*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.19 Name: *ZAO Volgograd-GSM*
Location: *9 Ulitsa Mira, 400131 Volgograd*

Mail address: *21 Kommunisticheskaya Ulitsa, 40006 Volgograd*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.20 Name: *ZAO The Vologda Cellular Communications*
Location: *109 Zosimovskaya Ulitsa, Vologda, Russia*
Mail address: *109 Zosimovskaya Ulitsa, Vologda, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.21 Name: *ZAO VSNET*
Location: *6 Ulitsa Kukuevitskogo, 626400 Surgut, the Khanty-Mansiysk Autonomous District, the Tyumen Region*
Mail address: *6 Ulitsa Kukuevitskogo, 626400 Surgut, the Khanty-Mansiysk Autonomous District, the Tyumen Region*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.22 Name: *ZAO Globalstar Space Telecommunications (Globaltel)*
Location: *Building 2, 25 Ulitsa Dubovaya Roshcha, 127427 Moscow*
Mail address: *Building 5, 3/25 Sytinsky Pereulok, 103104 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.23 Name: *ZAO Gorno-Altaysk Cellular Communications*
Location: *Gorno-Altaysk*
Mail address: *Gorno-Altaysk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.24 Name: *ZAO Dag. TV-inform*
Location: *3 Prospekt Lenina, 367012 Makhachkala*
Mail address: *3 Prospekt Lenina, 367012 Makhachkala*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.25 Name: *ZAO The Dagestan Cellular Communications*
Location: *3 Prospekt Lenina, 367012 Makhachkala*
Mail address: *7 Ulitsa Oskara, 367012 Makhachkala*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.26 Name: *ZAO The Far East Cellular Systems-900*
Location: *44 Ulitsa Muravyova-Amurskogo, 680000 Khabarovsk*
Mail address: *44 Ulitsa Muravyova-Amurskogo, 680000 Khabarovsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.27 Name: *ZAO Delta-Telecom*
Location: *22 B. Morskaya Ulitsa, 191186 Saint Petersburg*
Mail address: *22 B. Morskaya Ulitsa, 191186 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.28 Name: *ZAO Yeniseytelecom*
Location: *102 Prospekt Mira, 660017, Krasnoyarsk-17*
Mail address: *102 Prospekt Mira, 660017, Krasnoyarsk-17*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.29 Name: *ZAO The Engineering Centre*
Location: *16 Ulitsa Kazakova, 103064 Moscow*
Mail address: *16 Ulitsa Kazakova, 103064 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.30 Name: *ZAO Interelectrosvyaz*
Location: *5 Ulitsa 19 Partsyezda, Volzhsky, the Volgograd Region*
Mail address: *5 Ulitsa 19 Partsyezda, Volzhsky, the Volgograd Region*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.31 Name: *ZAO Infinvest*
Location: *68 Ulitsa Lenina, 614096 Perm*
Mail address: *32 Boulevard Gagarina, 614000 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.32 Name: *ZAO Istok & Co.*
Location: *23 Prospekt Geroyev, Balakovo, 423800 the Saratov Region*
Mail address: *23 Prospekt Geroyev, Balakovo, 423800 the Saratov Region*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.33 Name: *ZAO The Kaluga Cellular Communications*

Location: *38 Teatralnaya Ulitsa, 248600 Kaluga*
Mail address: *Building 2, 85 Ulitsa Nikitina, 248003 Kaluga*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.34 Name: *ZAO Kedr RMS*
Location: *61 Sovetsky Prospekt, 650099 Kemerovo*
Mail address: *61 Sovetsky Prospekt, 650099 Kemerovo*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.35 Name: *ZAO Klondeyk*
Location: *57/59 Svetlanskaya Ulitsa, 690600 Vladivostok*
Mail address: *57/59 Svetlanskaya Ulitsa, 690600 Vladivostok*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.36 Name: *ZAO Commercial Bank S-Bank*
Location: *278 Pushkinskaya Ulitsa, 426008 Izhevsk*
Mail address: *278 Pushkinskaya Ulitsa, 426008 Izhevsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.37 Name: *ZAO Communications and Information Technologies*
Location: *22 Ulitsa Chaykovskogo, Chita*
Mail address: *P.O. Box 855, Main Post Office, 672000 Chita*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.38 Name: *ZAO The Kurgan Cellular Telephone*
Location: *13 Ulitsa Sverdlova, 640003 Kurgan, Russia*
Mail address: *13 Ulitsa Sverdlova, 640003 Kurgan, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.39 Name: *ZAO The Lakhdenpokhya Telephone*
Location: *26 Ulitsa Lenina, Lakhdenpokhya, 186730 Karelia*
Mail address: *2B Ulitsa Zakhodskogo, Lakhdenpokhya, 186730 Karelia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.40 Name: *ZAO Mobilcom*
Location: *14 Ulitsa M. Gorkogo, Vladikavkaz*

Mail address: *47 Ulitsa Kirova, Vladikavkaz*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.41 Name: *ZAO Mobile Telecommunications*
Location: *Building 2, 55 Ulitsa Plyushchikha, 119121 Moscow*
Mail address: *22 Marksistskaya Ulitsa, 109147 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.42 Name: *ZAO The Saratov People's Telephone*
Location: *40 Ulitsa Kiseleva, 410600 Saratov*
Mail address: *40 Ulitsa Kiseleva, 410600 Saratov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.43 Name: *ZAO Neva Cable*
Location: *10 8th Verkhniy Pereulok, 9th quarter, Promzona Parnas, 194292 Saint Petersburg*
Mail address: *10 8th Verkhniy Pereulok, 9th quarter, Promzona Parnas, 194292 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.44 Name: *ZAO Nizhy Novgorod Cellular Communications*
Location: *Dom Svyazi, Ploshchad Maxima Gorkogo, Nizhny Novgorod*
Mail address: *Dom Svyazi, Ploshchad Maxima Gorkogo, 603000 Nizhny Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.45 Name: *ZAO Nizhy Novgorod Radio Telephone*
Location: *Dom Svyazi, Ploshchad Maxima Gorkogo, Nizhny Novgorod*
Mail address: *Dom Svyazi, Ploshchad Maxima Gorkogo, 603000 Nizhny Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.46 Name: *ZAO Nizhegorodteleservice*
Location: *Dom Svyazi, Ploshchad Maxima Gorkogo, 603000 Nizhny Novgorod*

Mail address: *3 Ploshchad Zhukova, 603007 Nizhny Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.47 Name: *ZAO Novgorod Deitakom*
Location: *22 Industrialnaya Ulitsa, Pankovka, Novgorod*
Mail address: *20 Ulitsa Mikhailova, Pankovka, 173000 Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.48 Name: *ZAO Orbita Health Complex*
Location: *Olginka, Krasnodarsky Kray*
Mail address: *Olginka, 352840 Krasnodarsky Kray*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.49 Name: *ZAO Orenburg GSM*
Location: *11 Ulitsa Volodarskogo, 460000 Orenburg, Russia*
Mail address: *PO Box 2153, 460052 Orenburg, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.50 Name: *ZAO Open Communications*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.51 Name: *ZAO Okhtagon Technologies*
Location: *Saint Petersburg*
Mail address: *Office 12-H, 29 Ligovsky Prospect, 193036 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.52 Name: *ZAO Parma-Pension*
Location: *64 Ulitsa Lenina, 614060 Perm*
Mail address: *64 Ulitsa Lenina, 614060 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.53 Name: *ZAO Penza Mobile*
Location: *1/3 Ulitsa Kuprina, 440606 Penza*

Mail address: *2A Ulitsa Popova, Penza*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.54 Name: *ZAO Primtelefon*
Location: *24 Okeansky Prospekt, 690000 Vladivostok*
Mail address: *24 Okeansky Prospekt, 690000 Vladivostok*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.55 Name: *ZAO Puls Radio Yoshkar-Ola*
Location: *138 Sovetskaya Ulitsa, Yoshkar-Ola*
Mail address: *138 Sovetskaya Ulitsa, Yoshkar-Ola*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.56 Name: *ZAO ROSPAK*
Location: *2A Briusov Pereulok, 103009 Moscow*
Mail address: *2A Briusov Pereulok, 103009 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.57 Name: *ZAO RTK-I*
Location: *5 Delegatskaya Ulitsa, 103091 Moscow*
Mail address: *15a Kalanchevskaya Ulitsa, 107078 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.58 Name: *ZAO RusLising-Svyaz*
Location: *6 the 2nd Spasonalivkovsky Pereulok, 117909 Moscow*
Mail address: *6 the 2nd Spasonalivkovsky Pereulok, 117909 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.59 Name: *ZAO Saint Petersburg Telecommunications Center*
Location: *30/32, 3rd Line, Vassilievsky Ostrov, 199053 Saint Petersburg*
Mail address: *30/32, 3rd Line, Vassilievsky Ostrov, 199053 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.60 Name: *ZAO Svyazinformkomplekt*

Location: *4A Ulitsa Darvina, 454087 Cheliabinsk*
Mail address: *4A Ulitsa Darvina, 454087 Cheliabinsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.61 Name: *ZAO Svyazproyekt*
Location: *Building 2, 29 Ulitsa Narodnogo Opolcheniya, 123154 Moscow*
Mail address: *Building 2, 29 Ulitsa Narodnogo Opolcheniya, 123154 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.62 Name: *ZAO The Smolensk Cellular Communications*
Location: *3 Ulitsa Dokhturova, 214000 Smolensk*
Mail address: 3 *Ulitsa Dokhturova, 214000 Smolensk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.63 Name: *ZAO Sotel Nizhny Novgorod*
Location: *2 Sovetskaya Pl., Nizhny Novgorod*
Mail address: *2 Sovetskaya Pl., 603600 Nizhny Novgorod GSP-57*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.64 Name: *ZAO Cellular Communications - Alaniya*
Location: *14 Ulitsa Gorkogo, Vladikavkaz*
Mail address: *47 Ulitsa Kirova, Vladikavkaz*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.65 Name: *ZAO Birobidzhan Cellular Communications*
Location: *16 Prospekt 60-Letiya SSSR, 682200 Birobidzhan*
Mail address: *16 Prospekt 60-Letiya SSSR, 682200 Birobidzhan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.66 Name: *ZAO Cellular Communications of Mordovia*
Location: *13 Bolshevistskaya Ulitsa, Saransk, Republic of Mordovia, Russia*
Mail address: *13 Bolshevistskaya Ulitsa, Saransk, Republic of Mordovia, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*

Interest owned by the entity in the charter capital of the issuer: *no*

26.67 Name: *ZAO The Kuzbass Cellular Telephone G.S.M.*
Location: *61 Sovetsky Pr., 650099 Kemerovo*
Mail address: *61 Sovetsky Pr., 650099 Kemerovo*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.68 Name: *ZAO TD-Telekom*
Location: *8A Voskresenskaya Ulitsa, 163061 Arkhangelsk*
Mail address: *8A Voskresenskaya Ulitsa, 163061 Arkhangelsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.69 Name: *ZAO Telebarents*
Location: *37 Parkovaya Ulitsa, 185014 Petrozavodsk*
Mail address: *37 Parkovaya Ulitsa, 185014 Petrozavodsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.70 Name: *ZAO TELEGRAPH OFFICE*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.71 Name: *ZAO IR TV-Company*
Location: *2A Ulitsa Osetinskaya Gorka, Vladikavkaz*
Mail address: *2A Ulitsa Osetinskaya Gorka, Vladikavkaz*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.72 Name: *ZAO TeleRoss-Arkhangelsk*
Location: *8A Voskresenskaya Ulitsa, 163061 Arkhangelsk*
Mail address: *8A Voskresenskaya Ulitsa, 163061 Arkhangelsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.73 Name: *ZAO TeleRoss-Vladivostok*
Location: *36 Ulitsa Praporschika Komarova, 690000 Vladivostok*
Mail address: *36 Ulitsa Praporschika Komarova, 690000 Vladivostok*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.74 Name: *ZAO TeleRoss-Volgograd*
Location: *9 Ulitsa Mira, 400131 Volgograd*
Mail address: *88 Prospekt Lenina, 400005 Volgograd*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.75 Name: *ZAO TeleRossKubanelectrosvyaz*
Location: *110/1 Ulitsa Aivazovskogo, Krasnodar*
Mail address: *110/1 Ulitsa Aivazovskogo, Krasnodar*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.76 Name: *ZAO Telesot-Alaniya*
Location: *47 Ulitsa Kirova, 362040 Vladikavkaz*
Mail address: *6 Ulitsa Gugkayeva, 362040 Vladikavkaz, RSO-A*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.77 Name: *ZAO Trans-svyaz*
Location: *2 Ulitsa Chaadayeva, Nizhny Novgorod*
Mail address: *Room 306, 5 Gordeyevskaya Ulitsa, 603950 Nizhny Novgorod, GSP-1273*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.78 Name: *ZAO TyumenRuskom*
Location: *56 Ulitsa Malygina, 625048 Tyumen, Russia*
Mail address: *56 Ulitsa Malygina, 625048 Tyumen, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.79 Name: *ZAO U Krasnogo Mosta*
Location: *71/16 Naberezhnaya Reki Moyki, 191186 Saint Petersburg*
Mail address: *71/16 Naberezhnaya Reki Moyki, 191186 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.80 Name: *ZAO Ulianovsk-GSM*
Location: *60 Ulitsa L. Tolstogo, 432601 Ulianovsk*
Mail address: *41 Krasnoarmeyskaya Ulitsa, 432063 Ulianovsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.81 Name: *ZAO The Ulianovsk Cellular Communications*
Location: *6A Timiryazeva, 432027 Ulianovsk*
Mail address: *6A Timiryazeva, 432027 Ulianovsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.82 Name: *OAO Ural-Teleservice*
Location: *134B Ulitsa Lunacharskogo, 620110 Yekaterinburg*
Mail address: *Apt. 422, 9 Ulitsa Shevchenko, 620110 Yekaterinburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.83 Name: *ZAO The Usolsk Telephone*
Location: *69 Ulitsa Mendeleeva, Usolye-Sibirskoye, 665470 the Irkutsk Region*
Mail address: *69 Ulitsa Mendeleeva, Usolye-Sibirskoye, 665470 the Irkutsk Region*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.84 Name: *ZAO Permtelecom Firm*
Location: *45 Podlesnaya Ulitsa, 614062 Perm*
Mail address: *45 Podlesnaya Ulitsa, 614066 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.85 Name: *ZAO FK-Svyaz*
Location: *14 Volgogradsky Prospekt, 109316 Moscow*
Mail address: *14 Volgogradsky Prospekt, 109316 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.86 Name: *ZAO The Khabarovsk Cellular Telephone*
Location: *21 Ulitsa Gogolya, 680000 Khabarovsk*
Mail address: *21 Ulitsa Gogolya, 680000 Khabarovsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.87 Name: *ZAO TSENTEL*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*

Interest owned by the entity in the charter capital of the issuer: *no*

26.88 Name: *ZAO Centre for Implementation of Specialized Systems*
Location: *161 Ulitsa Kirova, 454005 Chelyabinsk*
Mail address: *161 Ulitsa Kirova, 454005 Chelyabinsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.89 Name: *ZAO The Logistics Centre*
Location: *5/2 Ulitsa Vishnyakovoy, Krasnodar*
Mail address: *5/2 Ulitsa Vishnyakovoy, 350001 Krasnodar*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.90 Name: *ZAO The Leader Management Technologies Centre*
Location: *1st Fontannaya Ulitsa, 614007 Perm*
Mail address: *1st Fontannaya Ulitsa, 614007 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.91 Name: *OOO The Udmurtia Digital Networks-900*
Location: *278 Pushkinskaya Ulitsa, 426008 Izhevsk*
Mail address: *278 Pushkinskaya Ulitsa, 426008 Izhevsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.92 Name: *ZAO Digital Telecommunications*
Location: *20A Ulitsa Gagarina, 428000 Cheboksary*
Mail address: *20A Ulitsa Gagarina, 428000 Cheboksary*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.93 Name: *ZAO ChitaNET*
Location: *22 Ulitsa Chaykovskogo, Chita*
Mail address: *22 Ulitsa Chaykovskogo, 672076 Chita*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.94 Name: *ZAO Ericsson-Svyaz*
Location: *37 Prospekt Gagarina, Nizhny Novgorod*
Mail address: *10 Ulitsa Yanki Kupaly, 603129 Nizhny Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.95 Name: *ZAO YUGSVYAZSTROY*
Location: *110/1 Ulitsa Aivazovskogo, Krasnodar*
Mail address: *110/1 Ulitsa Aivazovskogo, 350040 Krasnodar*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.96 Name: *ZAO South Siberian Cellular Communications*
Location: *13 Severo-Zapadnaya Ulitsa, Barnaul*
Mail address: *13 Severo-Zapadnaya Ulitsa, Barnaul*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.97 Name: *OAO United Telecom Ural*
Location: *9 Ulitsa 25-go Oktyabrya, 614000 Perm*
Mail address: *9 Ulitsa 25-go Oktyabrya, 614000 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.98 Name: *ZAO Non-Banking Credit Entity North Clearing Chamber*
Location: *8A Voskresenskaya Ulitsa, 163061 Arkhangelsk*
Mail address: *8A Voskresenskaya Ulitsa, 163061 Arkhangelsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.99 Name: *KB Promsvyazinvestbank*
Location: *2B Ulitsa Irchi-Kazaka, 367012 Makhachkala*
Mail address: *2B Ulitsa Irchi-Kazaka, 367012 Makhachkala*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.100 Name: *KB Russian Accepting Bank*
Location: *15a Kalanchevskaya Ulitsa, 107078 Moscow*
Mail address: *15a Kalanchevskaya Ulitsa, 107078 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.101 Name: *Property Relations Ministry of the Russian Federation*
Location: *9 Nikolsky Pereulok, 103685 Moscow*
Mail address: *9 Nikolsky Pereulok, 103685 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.102 Name: *Svyazist Non-Governmental Pension Fund*
Location: *10 Ulitsa Tsvillinga, 454000 Cheliabinsk*
Mail address: *10 Ulitsa Tsvillinga, 454000 Cheliabinsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.103 Name: *Non-Profit Organization Non-Governmental Fund Doveriye*
Location: *Dom Svyazi, Ploshchad Maxima Gorkogo, Nizhny Novgorod*
Mail address: *Dom Svyazi, Ploshchad Maxima Gorkogo, 603000 Nizhny Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.104 Name: *NPF Region-Svyaz*
Location: *278 Pushkinskaya Ulitsa, 426008 Izhevsk*
Mail address: *278 Pushkinskaya Ulitsa, 426008 Izhevsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.105 Name: *OAO AK Mobiltelecom*
Location: *16a Ulitsa Sukhe-Batora, Ulan-Ude, Republic of Buriatia, 670000*
Mail address: *42 Ulitsa Lenina, Ulan-Ude, Republic of Buriatia, 670000*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.106 Name: *OAO Altaytelecom*
Location: *54 Prospekt Lenina, 656099 Barnaul*
Mail address: *54 Prospekt Lenina, 656099 Barnaul*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.107 Name: *OAO Alternative Telephone Networks*
Location: *13a Moskovskaya Ulitsa, Nazran, 366720 the Ingushetia Republic*
Mail address: *22 Novotorzhskaya Ulitsa, 170000 Tver*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.108 Name: *AO Artelekom of the Arkhangelsk Region*
Location: *45 Troitsky Proezd, 163061 Arkhangelsk*

Mail address: *45 Troitsky Proezd, 163061 Arkhangelsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.109 Name: *OAO Belgorodelectrosvyaz*
Location: *3 Ploshchad Revoliutsii, 308800 Belgorod*
Mail address: *3 Ploshchad Revoliutsii, 308800 Belgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.110 Name: *OAO BETA TELECOM*
Location: *2nd floor, 5 Oktyabrsky Prospekt, 180000 Pskov*
Mail address: *2nd floor, 5 Oktyabrsky Prospekt, 180000 Pskov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.111 Name: *OAO Bryansksvyazinform*
Location: *9 Ulitsa Karla Marksa, 241000 Bryansk*
Mail address: *9 Ulitsa Karla Marksa, 241000 Bryansk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.112 Name: *OAO Voronezhsvyazinform*
Location: *35 Prospekt Revoliutsii, 394000 Voronezh*
Mail address: *35 Prospekt Revoliutsii, 394000 Voronezh*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.113 Name: *OAO Giprosvyaz*
Location: *11 3rd Khoroshevskaya Ulitsa, 123298 Moscow*
Mail address: *11 3rd Khoroshevskaya Ulitsa, 123298 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.114 Name: *AO Dagsvyazinform*
Location: *3 Ploshchad Lenina, 367012 Makhachkala*
Mail address: *3 Ploshchad Lenina, 367012 Makhachkala*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.115 Name: *OAO Ivtelecom*
Location: *17 Prospekt Lenina, 153000 Ivanovo*
Mail address: *17 Prospekt Lenina, 153000 Ivanovo*

Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.116 Name: *OAO The Irkutsk Clearance Office*
Location: *8 Ulitsa Bogdanova, 664011 Irkutsk*
Mail address: *8 Ulitsa Bogdanova, 664011 Irkutsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.117 Name: *OAO The Kabardino-Balkaria Telecommunications*
Location: *14 Prospekt Shogentsukova, 360051 Nalchik*
Mail address: *14 Prospekt Shogentsukova, 360051 Nalchik*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.118 Name: *OAO Karachaevo-Cherkeskelectrosvyaz*
Location: *17 Soyuzny Pereulok, 357100 Cherkessk*
Mail address: *17 Soyuzny Pereulok, 357100 Cherkessk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.119 Name: *OAO Kirovelectrosvyaz*
Location: *43/1 Ulitsa Drelevskogo, 610000 Kirov*
Mail address: *43/1 Ulitsa Drelevskogo, 610000 Kirov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.120 Name: *OAO Lensvyaz*
Location: *61 B. Morskaya Ulitsa, Saint Petersburg 190000*
Mail address: *61 B. Morskaya Ulitsa, Saint Petersburg 190000*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.121 Name: *OAO Lipetskelectrosvyaz*
Location: *2 Ulitsa Zegelia, 398000 Lipetsk*
Mail address: *2 Ulitsa Zegelia, 398000 Lipetsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.122 Name: *OAO Martelecom of the Mariy-El Republic*
Location: *138 Sovetskaya Ulitsa, 424000 Yoshkar-Ola*
Mail address: *138 Sovetskaya Ulitsa, 424000 Yoshkar-Ola*
Interest owned by the issuer in the charter capital of the entity: *no*

Interest owned by the entity in the charter capital of the issuer: *no*

26.123 Name: *AO Murmanelectrosvyaz*
Location: *82-A Prospekt Lenina, 183038 Murmansk*
Mail address: *82-A Prospekt Lenina, 183038 Murmansk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.124 Name: *OAO NGTS-Page*
Location: *15/3 Vystavochnaya Ulitsa, Novosibirsk-78*
Mail address: *22 Ulitsa Sibiryakov-Gvardeytsev, Novosibirsk 48*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.125 Name: *OAO Novgorodtelecom*
Location: *2 B. Dvortsovaya Ulitsa, 173000 Novgorod*
Mail address: *2 B. Dvortsovaya Ulitsa, 173000 Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.126 Name: *OAO Rinet*
Location: *86 Ulitsa Kirova, 630102 Novosibirsk*
Mail address: *1 Trudovaya Ulitsa, 630102 Novosibirsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.127 Name: *OAO Rostelecom*
Location: *5 Delegatskaya Ulitsa, 103091 Moscow*
Mail address: *5 Delegatskaya Ulitsa, 103091 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.128 Name: *OAO Saratovelectrosvyaz*
Location: *40 Ulitsa Kisileva, 410600 Saratov*
Mail address: *124 Pervomayskaya Ulitsa, 410600 Saratov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.129 Name: *OAO Svyazinform of the Astrakhan Region*
Location: *7/8 Teatralny Pereulok, 414000 Astrakhan*
Mail address: *7/8 Teatralny Pereulok, 414000 Astrakhan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.130 Name: *OAO VolgaTelecom*
Location: *Dom Svyazi, Ploshchad Maxima Gorkogo, 603000 Nizhny Novgorod*
Mail address: *Dom Svyazi, Ploshchad Maxima Gorkogo, 603000 Nizhny Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.131 Name: *OAO Svyazinform of the Penza Region*
Location: *1/3 Ulitsa Kuprina, 440606 Penza*
Mail address: *1/3 Ulitsa Kuprina, 440606 Penza*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.132 Name: *OAO Svyazinform of the Mordovia Republic*
Location: *13 Bolshevistskaya Ulitsa, 430000 Saransk*
Mail address: *13 Bolshevistskaya Ulitsa, 430000 Saransk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.133 Name: *OAO Svyazinform of the Samara Region*
Location: *24 Leningradskaya Ulitsa, 443099 Samara*
Mail address: *24 Leningradskaya Ulitsa, 443099 Samara*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.134 Name: *OAO Svyazinform of the Chuvashia Republic*
Location: *2 Prospekt Lenina, 428000 Cheboksary*
Mail address: *2 Prospekt Lenina, 428000 Cheboksary*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.135 Name: *OAO North West Telecom*
Location: *24 B. Morskaya Ulitsa, 191186 Saint Petersburg*
Mail address: *24 B. Morskaya Ulitsa, 191186 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.136 Name: *OAO Sevosetinelectrosvyaz*
Location: *8-A Ulitsa Butyrina, 362000 Vladikavkaz*
Mail address: *8-A Ulitsa Butyrina, 362000 Vladikavkaz*
Interest owned by the issuer in the charter capital of the entity: *no*

Interest owned by the entity in the charter capital of the issuer: *no*

26.137 Name: *OAO SKET*
Location: *4 Ulitsa Tukhachevskogo, Stavropol, 355040 Russia*
Mail address: *4 Ulitsa Tukhachevskogo, Stavropol, 355040 Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.138 Name: *OAO Smolensksvyazinform*
Location: *6 Ulitsa Oktyabrskoy Revoliutsii, 214000 Smolensk*
Mail address: *6 Ulitsa Oktyabrskoy Revoliutsii, 214000 Smolensk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.139 Name: *OAO Stavtelecom*
Location: *10/12 Prospekt Oktyabrskoy Revoliutsii, 355000 Stavropol*
Mail address: *P.O. Box 15/85, 23 Prospekt Oktyabrskoy Revoliutsii, 355035 Stavropol*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.140 Name: *OAO Stromgeomash*
Location: *35 Lazurnaya Promzona, 170017 Tver*
Mail address: *35 Lazurnaya Promzona, 170017 Tver*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.141 Name: *OAO The Tambov Telecommunications*
Location: *2V Ulitsa Antonova-Ovseenko, 392002 Tambov*
Mail address: *114 Sovetskaya Ulitsa 392002 Tambov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.142 Name: *OAO Telecom of the Ryazan Region*
Location: *36 Ulitsa Svobody, 390006 Ryazan*
Mail address: *36 Ulitsa Svobody, 390006 Ryazan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.143 Name: *OAO TV and Radio Centre T-12*
Location: *24 Ulitsa Energetikov, Solikamsk*
Mail address: *24 Ulitsa Energetikov, Solikamsk*
Interest owned by the issuer in the charter capital of the entity: *no*

Interest owned by the entity in the charter capital of the issuer: *no*

26.144 Name: *OAO Telesot*
Location: *no information available*
Mail address: *no information available*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.145 Name: *OAO Tomsktelecom*
Location: *21 Ulitsa Krylova, 634050 Tomsk*
Mail address: *21 Ulitsa Krylova, 634050 Tomsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.146 Name: *OAO Tulatelecom*
Location: *33 Prospekt Lenina, 300000 Tula*
Mail address: *33 Prospekt Lenina, 300000 Tula*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.147 Name: *OAO Udmurttelecom*
Location: *278 Pushkinskaya Ulitsa, 426000 Izhevsk*
Mail address: *278 Pushkinskaya Ulitsa, 426000 Izhevsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.148 Name: *OAO Uralsvyazinform of the Perm Region*
Location: *68 Ulitsa Lenina, 614096 Perm*
Mail address: *68 Ulitsa Lenina, 614096 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.149 Name: *OAO The Central Telegraph Office*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.150 Name: *OAO CentreTelecom*
Location: *23 Proletarskaya Ulitsa, 141400 Khimki*
Mail address: *23 Proletarskaya Ulitsa, 141400 Khimki*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.151 Name: *AO Cherepovetselectrosvyaz*
Location: *12 Komsomolskaya Ulitsa, 162600 Cherepovets*
Mail address: *12 Komsomolskaya Ulitsa, 162600 Cherepovets*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.152 Name: *OAO Telecommunications of the Vladimir Region*
Location: *42 Ulitsa Gorkogo, 600000 Vladimir*
Mail address: *42 Ulitsa Gorkogo, 600000 Vladimir*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.153 Name: *OAO Electrosvyaz of the Volgograd Region*
Location: *9 Ulitsa Mira, 400066 Volgograd*
Mail address: *9 Ulitsa Mira, 400066 Volgograd*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.154 Name: *AO Electrosvyaz of the Vologda Region*
Location: *4 Sovetsky Prospekt, 160035 Vologda*
Mail address: *4 Sovetsky Prospekt, 160035 Vologda*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.155 Name: *OAO Electrosvyaz of the Irkutsk Region*
Location: *37 Ulitsa Sverdlova, 1664011 Irkutsk*
Mail address: *37 Ulitsa Sverdlova, 1664011 Irkutsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.156 Name: *OAO Electrosvyaz of the Kaliningrad Region*
Location: *24 Bolnichnaya Ulitsa, 236040 Kaliningrad*
Mail address: *24 Bolnichnaya Ulitsa, 236040 Kaliningrad*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.157 Name: *OAO Electrosvyaz of the Kaluga Region*
Location: *38 Teatralnaya Ulitsa, 248600 Kaluga*
Mail address: *38 Teatralnaya Ulitsa, 248600 Kaluga*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.158 Name: *OAO Electrosvyaz of the Kemerovo Region*
Location: *61 Sovetsky Prospekt, 650099 Kemerovo*
Mail address: *61 Sovetsky Prospekt, 650099 Kemerovo*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.159 Name: *OAO Electrosvyaz of the Kostroma Region*
Location: *1 Ulitsa Podlipaeva, 156601 Kostroma*
Mail address: *1 Ulitsa Podlipaeva, 156601 Kostroma*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.160 Name: *OAO Electrosvyaz of the Krasnoyarsk Kray*
Location: *102 Prospekt Mira, 660017 Krasnoyarsk*
Mail address: *102 Prospekt Mira, 660017 Krasnoyarsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.161 Name: *OAO Electrosvyaz of the Kursk Region*
Location: *8 Krasnaya Ploshchad, the Central District, 305000 Kursk*
Mail address: *8 Krasnaya Ploshchad, the Central District, 305000 Kursk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.162 Name: *OAO Electrosvyaz of the Novosibirsk Region*
Location: *5 Ulitsa Lenina, 630099 Novosibirsk*
Mail address: *5 Ulitsa Lenina, 630099 Novosibirsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.163 Name: *OAO Electrosvyaz of the Omsk Region*
Location: *36 Ulitsa Gagarina, 644099 Omsk*
Mail address: *36 Ulitsa Gagarina, 644099 Omsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.164 Name: *OAO Electrosvyaz of the Orenburg Region*
Location: *11 Ulitsa Volodarskogo, 460000 Orenburg*
Mail address: *11 Ulitsa Volodarskogo, 460000 Orenburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.165 Name: *OAO Electrosvyaz of the Orel Region*
Location: *43 Ulitsa Lenina, 302000 Orel*
Mail address: *43 Ulitsa Lenina, 302000 Orel*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.166 Name: *OAO Electrosvyaz of the Primorsky Kray*
Location: *57 Svetlanskaya Ulitsa, 690600 Vladivostok*
Mail address: *57 Svetlanskaya Ulitsa, 690600 Vladivostok*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.167 Name: *OAO Electrosvyaz of the Pskov Region*
Location: *5 Oktyabrsky Prospekt, 180000 Pskov*
Mail address: *5 Oktyabrsky Prospekt, 180000 Pskov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.168 Name: *OAO Electrosvyaz of the Adygeya Republic*
Location: *18 Ulitsa Gogolia, 352700 Maykop, the Adygeia Republic*
Mail address: *18 Ulitsa Gogolia, 352700 Maykop, the Adygeia Republic*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.169 Name: *OAO Electrosvyaz of the Altay Republic*
Location: *36 Ulitsa Choros Gurkina, 659700 Gorno-Altaysk*
Mail address: *36 Ulitsa Choros Gurkina, 659700 Gorno-Altaysk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.170 Name: *OAO Electrosvyaz of the Buryatia Republic*
Location: *61 Ulitsa Lenina, 670000 Ulan-Ude*
Mail address: *61 Ulitsa Lenina, 670000 Ulan-Ude*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.171 Name: *OAO Electrosvyaz of the Kalmykia Republic*
Location: *255 Ulitsa Lenina, 358000 Elista*
Mail address: *255 Ulitsa Lenina, 358000 Elista*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.172 Name: *OAO Electrosvyaz of the Republic of Karelia*
Location: *5 Ulitsa Dzerzhinskogo, 185000 Petrozavodsk*
Mail address: *5 Ulitsa Dzerzhinskogo, 185000 Petrozavodsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.173 Name: *OAO Electrosvyaz of the Khakassiya Republic*
Location: *20 Ulitsa Shchetinkina, 662600 Abakan*
Mail address: *20 Ulitsa Shchetinkina, 662600 Abakan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.174 Name: *OAO Electrosvyaz of the Ryazan Region*
Location: *49 Pochtovaya Ulitsa, 390000 Ryazan*
Mail address: *49 Pochtovaya Ulitsa, 390000 Ryazan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.175 Name: *OAO Electrosvyaz of the Stavropol Kray*
Location: *10/12 Prospekt Oktyabrskoy Revolyutsii, 355000 Stavropol*
Mail address: *10/12 Prospekt Oktyabrskoy Revolyutsii, 355000 Stavropol*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.176 Name: *OAO Electrosvyaz of the Tver Region*
Location: *24 Novotorzhskaya Ulitsa, 170000 Tver*
Mail address: *24 Novotorzhskaya Ulitsa, 170000 Tver*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.177 Name: *OAO Electrosvyaz of the Chita Region*
Location: *107 Ulitsa Lenina, 672076 Chita*
Mail address: *107 Ulitsa Lenina, 672076 Chita*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.178 Name: *OAO The South Telecommunications Company*
Location: *66 Karasunskaya Ulitsa, 350000 Krasnodar*
Mail address: *66 Karasunskaya Ulitsa, 350000 Krasnodar*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.179 Name: *OAO Yartelecom*
Location: *22/28 Bogoyavlenskaya Ploshchad, 150000 Yaroslavl*
Mail address: *22/28 Bogoyavlenskaya Ploshchad, 150000 Yaroslavl*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.180 Name: *OOO AMT*
Location: *14 Sinopskaya Naberezhnaya, Saint Petersburg*
Mail address: *3-5 B. Morskaya Ulitsa, 191186 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.181 Name: *OOO The Arkhangelsk City Telephone Network*
Location: *4 Proezd Priorova, 163071 Arkhangelsk, Russia*
Mail address: *4 Proezd Priorova, 163071 Arkhangelsk, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.182 Name: *OOO Bona*
Location: *45 Troitsky Proezd, 163061 Arkhangelsk*
Mail address: *45 Troitsky Proezd, 163061 Arkhangelsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.183 Name: *OOO Vlad Page*
Location: *42 Ulitsa Gorkogo, 600000 Vladimir*
Mail address: *42 Ulitsa Gorkogo, 600000 Vladimir*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.184 Name: *OOO The Vladimir Pay Telephone*
Location: *32B Prospekt Stroiteley, 600014 Vladimir*
Mail address: *32B Prospekt Stroiteley, 600014 Vladimir*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.185 Name: *OOO Vyatka Page*
Location: *1 Ulitsa Uralskaya, Kirov*
Mail address: *115 Oktyabrsky Prospekt, Kirov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.186 Name: *OOO The Vyatka Cellular Communication*
Location: *1 Uralskaya Ulitsa, Kirov*
Mail address: *1 Uralskaya Ulitsa, Kirov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.187 Name: *OOO The Dagestan Cellular Communications*
Location: *3 Prospekt Lenina, 367012 Makhachkala*
Mail address: *3 Prospekt Lenina, 367012 Makhachkala*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.188 Name: *OOO Dag. TV-inform*
Location: *3 Prospekt Lenina, 367012 Makhachkala*
Mail address: *3 Prospekt Lenina, 367012 Makhachkala*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.189 Name: *OOO Informtek*
Location: *7 Ulitsa Sokhanya, 334200 Yalta, Krym, the Ukraine*
Mail address: *7 Ulitsa Sokhanya, 334200 Yalta, Krym, the Ukraine*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.190 Name: *OOO MobilCom*
Location: *17 Ulitsa Mira, 600017 Vladimir*
Mail address: *17 Ulitsa Mira, 600017 Vladimir*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.191 Name: *OOO Security Company Communications Security*
Location: *68 Ulitsa Lenina, 614096 Perm*
Mail address: *68 Ulitsa Lenina, 614096 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.192 Name: *OOO Pagetelecom*
Location: *6 Prospekt Stroiteley, 162627 Cherepovets, the Vologda Region*
Mail address: *6 Prospekt Stroiteley, 162627 Cherepovets, the Vologda Region*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.193 Name: *OOO The Perm TV and Radio Company Ural Inform TV*
Location: *2 Ulitsa Krupskoy, 614060 Perm*
Mail address: *2 Ulitsa Krupskoy, 614060 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.194 Name: *OOO PetroService*
Location: *Holiday Centre RPK Petrovskoye, Petrovskoye, Priozersky District, 188732 the Leningrad Region*
Mail address: *Holiday Centre RPK Petrovskoye, Petrovskoye, Priozersky District, 188732 the Leningrad Region*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.195 Name: *OOO Polikomp*
Location: *24 B. Morskaya Ulitsa, 191186 Saint Petersburg*
Mail address: *20 B. Morskaya Ulitsa, 191186 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.196 Name: *OOO Radio-Resonance*
Location: *8 Oksky Syezd, 603022 Nizhny Novgorod*
Mail address: *8 Oksky Syezd, 603022 Nizhny Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.197 Name: *OOO Sevtelecom*
Location: *27 Leningradskaya Ulitsa, 183038 Murmansk*
Mail address: *27 Leningradskaya Ulitsa, 183038 Murmansk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.198 Name: *OOO Telecom-Stroy*
Location: *92 Ulitsa Parizhskoy Kommuny, 153017 Ivanovo, Russia*
Mail address: *6 the 2nd Minsky Pereulok, 153017 Ivanovo, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.199 Name: *OOO Telecom-Terminal*
Location: *13 Prospekt Lenina, 153000 Ivanovo, Russia*
Mail address: *13 Prospekt Lenina, 153000 Ivanovo, Russia*

Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.200 Name: *OOO Tomsktelecom Nikola Tesla*
Location: *21 Ulitsa Krylova, 634050 Tomsk, Russia*
Mail address: *1 Ulitsa Makrushina, 634040 Tomsk, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.201 Name: *OOO Telecommunications Trading House*
Location: *107 Ulitsa Lenina, 672076 Chita*
Mail address: *107 Ulitsa Lenina, 672076 Chita*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.202 Name: *OOO Communications Trading House*
Location: *8 Ulitsa Gagarina, 620026 Yekaterinburg*
Mail address: *8 Ulitsa Gagarina, 620026 Yekaterinburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.203 Name: *OOO Torgsvyaz*
Location: *129/a Ulitsa Lenina, Kirov*
Mail address: *129/a Ulitsa Lenina, Kirov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.204 Name: *OOO Tyumentelecom-Invest*
Location: *56 Ulitsa Respubliki, 625000 Tyumen, Russia*
Mail address: *56 Ulitsa Respubliki, 625000 Tyumen, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.205 Name: *OOO The Udmurtia Cellular Networks-450*
Location: *206 Pushkinskaya Ulitsa, 426034 Izhevsk*
Mail address: *206 Pushkinskaya Ulitsa, 426034 Izhevsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.206 Name: *OOO Perminform Firm*
Location: *2 Ulitsa Krupskoy, 614060 Perm*
Mail address: *2 Ulitsa Krupskoy, 614060 Perm*

Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.207 Name: *OOO Centrum*
Location: *22 Ulitsa Antikaynena, 185000 Petrozavodsk*
Mail address: *22 Ulitsa Antikaynena, 185000 Petrozavodsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.208 Name: *OAO TsT-Mobile*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.209 Name: *OOO Russian-American Joint Venture Izhkom*
Location: *206 Ulitsa K. Marksa, 426057 Izhevsk*
Mail address: *206 Ulitsa K. Marksa, 426057 Izhevsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.210 Name: *OOO Private Security Company ROS*
Location: *30 Ulitsa Dzerzhinskogo, 440062 Penza*
Mail address: *30 Ulitsa Dzerzhinskogo, 440062 Penza*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.211 Name: *OOO Private Security Company Rostelecom-Security*
Location: *Building 2, 2 Deguninskaya Ulitsa, 127486 Moscow*
Mail address: *Building 2, 2 Deguninskaya Ulitsa, 127486 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.212 Name: *The Russian Federal Property Fund*
Location: *19 Ulitsa Novy Arbat, 103025 Moscow*
Mail address: *9 Leninsky Prospekt, 117049 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.213 Name: *Closed Joint Stock Insurance Company Medexpress*
Location: *2 Malaya Konyushennaya Ulitsa, 191186 Saint Petersburg*
Mail address: *2 Malaya Konyushennaya Ulitsa, 191186 Saint Petersburg*

Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.214 Name: *TOO Teleport Ivanovo (TPI)*
Location: *90 Tashkentskaya Ulitsa, 153032 Ivanovo, Russia*
Mail address: *90 Tashkentskaya Ulitsa, 153032 Ivanovo, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.215 Name: *Natalia V. Kalitvanskaya*
Interest owned by the person in the charter capital of the issuer: *no*

26.216 Name: *Irina A. Kolesnikova*
Interest owned by the person in the charter capital of the issuer: *no*

26.217 Name: *Andrei V. Krukhmalev*
Interest owned by the person in the charter capital of the issuer: *no*

26.218 Name: *Georgy I. Yurchenko*
Interest owned by the person in the charter capital of the issuer: *no*

27. Interests owned by the issuer in the charter capitals of its affiliated legal entities:
See Sections 24, 25 and 26.

28. Interests held by the issuer's affiliates, their founders and officials in the issuer's charter capital.
See Sections 24, 25 and 26.

29. Holders of 5 or more per cent of votes in the issuer's supreme management body.

Name: *Communications Investment Company Open Joint Stock Company*
Interest: *50.6667%*

Name: *Depositary Clearing Company Closed Joint Stock Company (nominal shareholder)*
Interest: *7.849%*

30. Participation in industrial, banking or financial groups, holdings, concerns and associations

Entity: *Network Operators Association MDKR (CDMA)*
The issuer's position and functions in the entity: *The Issuer enjoys the rights and performs the obligations provided for in the Charter of the Association. The principal objective of the Association is to consolidate the actions of Russian operators establishing and operating radio telecommunications networks on the basis of multi-switch access with coded channels separation - MDKR (CDMA);*

Entity: *Association of Telecommunications Operators of the North Caucasus*
The issuer's position and functions in the entity: *JSC RostovTelecom enjoys the rights and performs the obligations provided for in the Charter of the Association. The Company's General Director has been elected as Vice President of the Association. The purposes of the Association are as follows:*

- *to improve the cooperation among all levels of management of the regional telecommunications;*
- *to ensure cooperation among the members of the Association in order to pursue the unified policy of development of telecommunications systems and facilities in the serviced areas;*
- *to assist members of the Association in efficient attraction and application of funds for the purposes of implementing federal, regional and local programs and projects.*

31 Branches and representative offices of the issuer

Name: *The Bataysk Telecommunications Terminal*
Location: *3 Ulitsa Imeni Krupskoy, Bataysk, the Rostov Region*
Mail address: *3 Ulitsa Imeni Krupskoy, Bataysk, the Rostov Region*
Manager: *Gennady Yu. Turkin*
Opening date: *July 19, 1994*
Power-of-attorney expires on: *January 01, 2002*

Name: *The Vyoshenskaya Telecommunications Terminal*
Location: *81 Ulitsa Lenina, Vyoshenskaya, the Rostov Region*
Mail address: *81 Ulitsa Lenina, Vyoshenskaya, the Rostov Region*
Manager: *Ivan A. Soldatov*
Opening date: *July 19, 1994*
Power-of-attorney expires on: *January 01, 2002*

Name: *The Volgodonsk Telecommunications Terminal*
Location: *60 Ulitsa Lenina, Volgodonsk, the Rostov Region*
Mail address: *60 Ulitsa Lenina, Volgodonsk, the Rostov Region*
Manager: *Alexander N. Matyashov*
Opening date: *July 19, 1994*
Power-of-attorney expires on: *January 01, 2002*

Name: *The Zernograd Telecommunications Terminal*
Location: *34 Ulitsa Lenina, Zernograd, the Rostov Region*
Mail address: *34 Ulitsa Lenina, Zernograd, the Rostov Region*
Manager: *Vladimir V. Kazakov*
Opening date: *July 19, 1994*
Power-of-attorney expires on: *January 01, 2002*

Name: *The Zimovniki Telecommunications Terminal*
Location: *108 Ulitsa Lenina, Zimovniki, the Rostov Region*
Mail address: *108 Ulitsa Lenina, Zimovniki, the Rostov Region*
Manager: *Viktor N. Panasenko*
Opening date: *July 19, 1994*
Power-of-attorney expires on: *January 01, 2002*

Name: *The Kamensk-Shakhtinsky Telecommunications Terminal*
Location: *128 Ulitsa Voroshilova, Kamensk-Shakhtinskiy, the Rostov Region*
Mail address: *128 Ulitsa Voroshilova, Kamensk-Shakhtinskiy, the Rostov Region*
Manager: *Vasily S. Slobodin*
Opening date: *July 19, 1994*
Power-of-attorney expires on: *January 01, 2001*

Name: *The Millerovo Telecommunications Terminal*
Location: *46 Ulitsa III Internatsionala, Millerovo, the Rostov Region*
Mail address: *46 Ulitsa III Internatsionala, Millerovo, the Rostov Region*
Manager: *Nikolay I. Karakulev*
Opening date: *July 19, 1994*
Power-of-attorney expires on: *January 01, 2002*

Name: *The Morozovsk Telecommunications Terminal*
Location: *159 Ulitsa Lenina, Morozovsk, the Rostov Region*
Mail address: *159 Ulitsa Lenina, Morozovsk, the Rostov Region*
Manager: *Yuri A. Sokolovsky*

Opening date: *July 19, 1994*
Power-of-attorney expires on: *January 01, 2002*

Name: *The Novocherkassk Telecommunications Terminal*
Location: *25 Baklanovsky Prospekt, Novocherkassk, the Rostov Region*
Mail address: *25 Baklanovsky Prospekt, Novocherkassk, the Rostov Region*
Manager: *Mikhail I. Domchenko*
Opening date: *July 19, 1994*
Power-of-attorney expires on: *January 01, 2002*

Name: *The Salsk Telecommunications Terminal*
Location: *4 Ulitsa Pushkina, Salsk, the Rostov Region*
Mail address: *4 Ulitsa Pushkina, Salsk, the Rostov Region*
Manager: *Valery F. Petrenko*
Opening date: *July 19, 1994*
Power-of-attorney expires on: *January 01, 2002*

Name: *The Semikarakorsk Telecommunications Terminal*
Location: *10 Sovetskiy Pereulok, Semikarakorsk, the Rostov Region*
Mail address: *10 Sovetskiy Pereulok, Semikarakorsk, the Rostov Region*
Manager: *Pavel A. Makarenko*
Opening date: *July 19, 1994*
Power-of-attorney expires on: *January 01, 2002*

Name: *The Taganrog Telecommunications Terminal*
Location: *243 Kuznechnaya Ulitsa, Taganrog, the Rostov Region*
Mail address: *243 Kuznechnaya Ulitsa, Taganrog, the Rostov Region*
Manager: *Vasily A. Shutov*
Opening date: *July 19, 1994*
Power-of-attorney expires on: *January 01, 2002*

Name: *The Shakhty Telecommunications Terminal*
Location: *102 Ulitsa Shevchenko, Shakhty, the Rostov Region*
Mail address: *102 Ulitsa Shevchenko, Shakhty, the Rostov Region*
Manager: *Alexander V. Dmitrienko*
Opening date: *July 19, 1994*
Power-of-attorney expires on: *January 01, 2001*

Name: *Repair and Construction Department*
Location: *36a Temernitskaya Ulitsa, Shakhty, the Rostov Region*
Mail address: *36a Temernitskaya Ulitsa, Shakhty, the Rostov Region*

Manager: *Sergey N. Maslov*
Opening date: *July 19, 1994*
Power-of-attorney expires on: *January 01, 2002*

Name: *Clearing Service Centre*
Location: *46 Prospekt Semashko, Rostov-on-Don*
Mail address: *47 Bratsky Pereulok, Rostov-on-Don*
Manager: *Sergey R. Ananyan*
Opening date: *February 27, 1999*
Power-of-attorney expires on: *January 01, 2002*

32. Number of persons employed by the issuer.

The average number of persons employed by the issuer in the reporting period, including the employees of its branches and representative offices: *8,988*

33. Description of the issuer's principal activities.

General Development of the Industry:

The Rostov Region has an advantageous geographical location, the Russia-Ukraine-Turkey FOL passing through the region integrates it with the world telecommunications space. Digital long-distance channels connect the region with Moscow and Novorossiysk. TTs MC-9, a regional long-distance and international telecommunications centre of OAO Rostelecom, is located in Rostov. As of October 1, 2002, the network capacity amounted to 678,602 lines (including 656,414 lines in operation). RostovTelecom was the first Russian operator to install stationary wireless communications (CDMA). JSC RostovTelecom is the major communications operator in the Rostov Region.

JSC RostovTelecom owns 84.2% of the telephone network capacity and 55.0% of the data transfer and telematics services market in the Rostov Region, including Internet, X-25, e-mail and ISDN services.

The general development trends in the communications industry are as follows: network digitalization, construction of FOLs, introduction of modern data transfer services, development of cellular communications. The following development trends in the communications industry are of major importance for the Issuer: network digitalization, construction of FOLs, introduction of modern data transfer services.

In 2001, JSC RostovTelecom started to sell the Intellectual Network services, such as: televoting, voice mail, service telephone cards.

A forecast with regard to the future development of the industry: development of telematic services, cellular communications, digitalization of telecommunications networks.

The Company's development strategy includes:

The technical development:

- to construct a fiber optic line (the "FOL") which will connect all major district centers of the region. The regional FOL will enable JSC RostovTelecom to increase significantly its zonal traffic, to improve the quality of communications and to provide modern communications services in the whole Rostov Region;
- to proceed with the replacement of analog equipment with digital equipment and to construct modern digital switches;
- to develop further fixed telecommunications services with radio access (CDMA).

The economic policy and corporate management:

- to develop the billing system which will enable JSC RostovTelecom to centralize cash flows and to improve control thereof. For this purpose, the Company has completed the construction of a unified clearing service center in Rostov-on-Don;
- to proceed with the improvement of the budget-like form of cooperation between the Company and its branches;
- to optimize the corporate structure of the Company for the purposes of better management, lower managerial expenses and higher efficiency of the Company as a whole;
- to increase the scope of services rendered by means of:
    - a rise in domestic long distance and international traffic;
    - higher rates;
    - introduction of additional services;
    - development of the data transfer system.

The tariff policy:

- to cut down cross-service subsidies;

- to increase the telecommunications tariff rates for individuals until the costs thereof are fully compensated, provided that the profitability of entities is ensured;
- to introduce, step-by-step, general time-based payment system for local calls;
- to develop the services the tariff rates for which are not governed by the Government, such as: data transfer services, Internet, ISDN, IP telephony, SDMA radio access, radio paging and other supplementary services;
- to focus on most profitable markets, to proceed with the development of complex services, to expand service centers and to increase the number thereof;
- to increase the local rates up to the cost level;
- to re-balance the tariff rates.

The development of communications services:

- to expand the variety of services and to improve the quality thereof;
- to introduce and develop additional services;
- to develop further the data transfer network, Internet and ISDN. The Company sees its future in the development of these services and provision of new communications services in a package with local and international telecommunications;
- to expand information and enquiry services on the basis of the Call Center.

The Primary Activity Which Has a Priority for the Issuer: telecommunications services

Percentage of the aggregate proceeds
1999: *95.0*
2000: *95.2*
2001: *98.0*
2002: *98.7*

Primary Services (Bringing Over 10% of the Total Sales Scope) and Percentage Thereof in the Aggregate Proceeds

Type of services: Domestic and International Long-Distance Telecommunications
Percentage of the aggregate proceeds
1999: *61.7*
2000: *59.6*
2001: *56.9*
2002: *55.5*

Type of services: ***Local Telecommunications***
Percentage of the aggregate proceeds
1999: *31.8*
2000: *32.8*
2001: *35.5*
2002: *29.9*

Sources of Stuff, Raw Materials and Services

Equipment	***Principal suppliers***
EWSD	Siemens AG (Germany)
S-12	Alkatel Telekom (Belgium)
SI-2000	IskraTel (Slovenia), IskraUralTel (a Russian-Slovenian joint venture, Yekaterinburg)
ATSTs-90	developed and manufactured by LONIIS
KVANT-E	AOOT NPO Sokol (Belgorod, Russia)
IKM, SMM, OTG-35	OAO Morion (Perm)
Electronic registers	Promsvyaz, Minsk, Belarus

The Company does not record the share of each supplier in the total scope of supplies.

Forecast availability of imported equipment: during 9 months of 2002, 6,434 lines were put into operation, including 39% based on imported equipment. The company does not plan to import more equipment in 2002.

Markets for Sales of the Issuer's Products (Work, Services) which cover more than 10% of total proceeds from sales: NO

For reference:
Structure of the sales market of services (work, products) in terms of categories of customers:

Customer category	*Percentage of total sales (information for 9 months is not available)*
Individual customers	*59.5*
Governmental authorities, defense, security and law enforcement bodies, other budget-financed entities	*7.9*
Other legal entities	*32.6*

Negative factors which can affect sales of products (work, services): general national and regional instability, insolvency of individual customers and entities

Stock Handling Policies

JSC RostovTelecom makes substantial efforts to save material resources. In the most recent 4 years, the Company annually significantly improved all its capital and inventory turnover ratios. For 2002, the Company has developed and delivered to all its regional branches standards applicable to certain groups of inventory. Inventory turnover ratios are included in the intentions inquiry forms for each branch. The Company prepares, on an annual basis, a detailed analysis of its financial operations on a branch level, including inventory turnover ratios, for the purposes of application by the branches.

Seasonal Activities: No

Principal Competitors:

Both current and prospective status of the telecommunications market in the Rostov Region can be described as keen competition for users of both traditional and novel telecommunications services. As of October 1, 2002, local telecommunications services were rendered by 79 out of a total of 114 telecommunications operators active in the Rostov Region market (including 5 cellular communications operators and 28 providers of Internet and data transfer services and telematics services). The number of operators providing telematics and data transfer services grows especially rapidly.

The changes in the structure of alternative operators were mostly qualitative. In particular, the number of active operators has not changed since 1999 while the number of their subscribers grew more than 2 times. Parallel to this, the number of users of departmental networks decreased by a total of 24,193 lines, or 31%. The total capacity of alternative operators rose by 15,708 lines. However, JSC RostovTelecom expanded its capacity at a higher rate and managed to increase its market share (in terms of physical parameters) up to 84.2% (compared to 83.6% as of January 1, 2001). The described trends in the structure of operators reflect the actual aggravation of competition and demand that JSC RostovTelecom develop more aggressive strategy with regard to the promotion of local communications services in the market. As a result of the described trends in their structure, competitors of the Company changed their qualitative and motivation approach to the promotion in the market. Alternative (active) operators not only promote their services in certain subsectors of telecommunications but seek

complex control of the market, starting with local telecommunications services and subsequently targeting users of telematics and Internet services.

In general, the Company estimates the telecommunications market of the Rostov Region as very attractive and having potential to attract new competitors, especially in the process of promotion of services provided by cellular operators, which provokes the demand for such services as lease of communications channels. Therefore, having such resources as interzonal channels and high-speed digital channels, JSC RostovTelecom increases its profitability in this sphere of interoperator relations.

34. Investment declaration. Description of the issuer's activities.
Shall be provided by investment funds only.

35. The issuer's prospective activities.

- Network digitalization (a program of replacement of the existing equipment with new digital equipment): in 2002, the Company plans to install new automatic switches, to expand its network in Rostov-on-Don, to replace a decade stepping switch in Azov with the Si-2000 equipment. Reconstruction of telephone networks in Shakhty and Novocherkassk on the basis of NEAX61 equipment manufactured by NEK Neva.

- Laying fibre optic lines: in 2002, the Company plans to install SDH equipment in 5 new locations.

- New lines to be put into operation in 2002: 23,400.

- Further development of fixed telecommunications services including radio access (CDMA).

- Expansion of services selection and improvement of their quality.

- Re-balancing tariff rates.

- Increasing the scope of rendered services by means of:

    - increased domestic long-distance and international traffic;
    - higher tariff rates for individual customers;
    - introducing additional services.

- Centralized cash flows.

- Stricter cost control: to proceed with the development of budget-like relations with the Company.

- Optimized corporate structure: to proceed with the merger of branches in order to decrease the number thereof, to make them more controllable and to save costs.

36. The issuer's charter capital.

The issuer's charter capital is equal to: *RUR 965,902,560*

Breakdown by categories of shares:
Ordinary shares:
the aggregate of : *RUR 724,427,000*
percentage of the charter capital: *75.000008%*

Preferred shares:
the aggregate of : *RUR 241,475,560*
percentage of the charter capital: *24.999992%*

37. The interest owned by the government (a municipal authority) in the issuer's charter capital:

The share of the issuer's charter capital owned by the government (a municipal authority):
no

The stake of the issuer fixed in the governmental (municipal) ownership:
no

A special right of the Russian Federation, constituent entities of the Russian Federation or municipalities to participate in the management of the issuer (a "golden share"):
no

38. The issuer's authorized shares.

38.1 Class: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Full name of the class/type of the authorized shares: *ordinary registered shares issued in a book-entry form*
Nominal value: *RUR 10*
Number: *17,452,800*
Aggregate scope: *RUR 174,528,000*

Offering terms: *the form and terms of offering are specified by the Board of Directors*

38.2 Class: *preferred*
Type: -
Form of securities: *registered shares issued in a book-entry form*
Full name of the class/type of the authorized shares: *preferred registered shares issued in a book-entry form*
Nominal value: *RUR 10*
Number: *4,150,944*
Aggregate scope: *RUR 41,509,440*
Offering terms: *the form and terms of offering are specified by the Board of Directors*

39. The issuer's material contracts and obligations
No

40. The issuer's obligations to issue shares or any securities convertible into shares
No

41. Penalties imposed on the issuer, litigation and other proceedings in which the issuer is involved.

Penalties imposed on the issuer by governmental authorities or by court during the 3 financial years preceding the year of the reporting quarter, and in the current year:

Date of penalty: *December 31, 1999*
The agency which imposed the penalty: *the Social Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *42,445*
Status: *implemented*

Date of penalty: *December 31, 1999*
The agency which imposed the penalty: *the Pension Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *91,579*
Status: *implemented*

Date of penalty: *December 31, 1999*

The agency which imposed the penalty: *the Medical Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *556,693*
Status: *implemented*

Date of penalty: *December 31, 1999*
The agency which imposed the penalty: *the Employment Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *4,329*
Status: *implemented*

Date of penalty: *December 31, 1999*
The agency which imposed the penalty: *other off-budget funds*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *353,723*
Status: *implemented*

Date of penalty: *December 31, 2000*
The agency which imposed the penalty: *the State Tax Service*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *627,614*
Status: *implemented*

Date of penalty: *December 31, 2000*
The agency which imposed the penalty: *the Social Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *21,089*
Status: *implemented*

Date of penalty: *December 31, 2000*
The agency which imposed the penalty: *the Medical Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *10,119*
Status: *implemented*

Date of penalty: *December 31, 2000*
The agency which imposed the penalty: *the Employment Fund*

Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *3,271*
Status: *implemented*

Date of penalty: *December 31, 2000*
The agency which imposed the penalty: *other off-budget funds*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *173,025*
Status: *implemented*

Date of penalty: *December 31, 2001*
The agency which imposed the penalty: *the Social Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *46,543*
Status: *implemented*

Date of penalty: *December 31, 2001*
The agency which imposed the penalty: *the Pension Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *44,641*
Status: *implemented*

Date of penalty: *December 31, 2001*
The agency which imposed the penalty: *the Medical Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *3,545*
Status: *implemented*

Date of penalty: *December 31, 2001*
The agency which imposed the penalty: *the Employment Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *38*
Status: *implemented*

Date of penalty: *December 31, 2001*
The agency which imposed the penalty: *other off-budget funds*
Reasons: *Delayed tax payments*

Type of penalty: *Penalty*
Amount of penalty (RUR): *95,946*
Status: *implemented*

Date of penalty: *December 31, 2001*
The agency which imposed the penalty: *the State Tax Service*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *2,230,630*
Status: *implemented*

Description of the subject of each trial which was in progress or closed in the quarter for which the report is made which could have material effect on the operations of the Issuer:

JSC RostovTelecom was not involved in any trial which could have material effect on its operations.

Description of the grounds of each audit of the issuer performed by governmental authorities or audit of the issuer initiated by its participants (shareholders) which was in progress or closed in the quarter for which the report is made:

In the 3rd quarter of 2002, JSC RostovTelecom did not undergo any audit initiated by its shareholders.

42. Any material facts (events, actions) which occurred during the reporting period:

Date of the fact (event, action): ***July 24, 2002***
Code of the fact (event, action): ***0300191A24072002***

Full official name: Closed Joint Stock Company DEPOSITARY AND CLEARING COMPANY, a nominal shareholder

Location: 13 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow
Mail address: Building 4, 14/2 Staraya Basmannaya Ulitsa, 103064 Moscow

Interest in the Charter Capital:
before the changes: 10.0379% of the charter capital
after the changes: 9.9344% of the charter capital

The date when the changes in the interest in the Charter Capital occurred: July 24, 2002.

Date of the fact (event, action): ***July 21, 2002***
Code of the fact (event, action): ***1300191A21072002***

Date of the meeting of the Board of Directors (Supervisory Board) which adopted the resolution in question: *July 18, 2002.*

Full text of the adopted resolution as set forth in the minutes of the meeting of the Board of Directors (Supervisory Board):

On Item 4 on the agenda "On the approval of financial leasing agreements No. 272-204/02, No. 273-204/02 and No. 356-204/02 with OAO RTC-Leasing as an interest party transaction pursuant to the Federal Law "On Joint Stock Companies".

Voting on Item 4:
6 votes "in favour", 0 votes "against", 0 votes "abstained".

RESOLUTION ADOPTED:

1. To approve financial leasing agreement No. 272-204/02 with OAO RTC-Leasing as an interested party transaction to be entered into by the Company on the following material terms:

   - total leasing payments are equal to RUR 18,298,320 (VAT excluded);
   - the term of leasing is equal to 5 years;
   - the time of delivery of equipment is 120 days;
   - the title to the equipment will transfer after the leasing payments have been made in full.

To determine the fair market price of the services to be rendered under Agreement No. 272-204/02 as equal to 23.8% (without insurance).

2. To approve financial leasing agreement No. 273-204/02 with OAO RTC-Leasing as an interested party transaction to be entered into by the Company on the following material terms:

   - total leasing payments are equal to RUR 22,579,840 (VAT excluded);
   - the term of leasing is equal to 5 years;

- the time of delivery of equipment is 120 days;
- the title to the equipment will transfer after the leasing payments have been made in full.

To determine the fair market price of the services to be rendered under Agreement No. 273-204/02 as equal to 23.8% (without insurance).

3. To approve financial leasing agreement No. 274-204/02 with OAO RTC-Leasing as an interested party transaction to be entered into by the Company on the following material terms:

   - total leasing payments are equal to RUR 20,576,272 (VAT excluded);
   - the term of leasing is equal to 5 years;
   - the time of delivery of equipment is 120 days;
   - the title to the equipment will transfer after the leasing payments have been made in full.

To determine the fair market price of the services to be rendered under Agreement No. 274-204/02 as equal to 23.8% (without insurance).

4. To approve financial leasing agreement No. 356-204/02 with OAO RTC-Leasing as an interested party transaction to be entered into by the Company on the following material terms:

   - total leasing payments is equal to RUR 28,246,190 (VAT excluded);
   - the term of leasing is equal to 5 years;
   - the time of delivery of equipment is 120 days;
   - the title to the equipment will transfer after the leasing payments have been made in full.

To determine the fair market price of the services to be rendered under Agreement No. 356-204/02 as equal to 23.8% (without insurance).

Date of the fact (event, action): ***August 2, 2002***
Code of the fact (event, action): ***1300191A02082002***

Date of the meeting of the Board of Directors (Supervisory Board) which adopted the resolution in question: *July 30, 2002.*

Full text of the adopted resolution as set forth in the minutes of the meeting of the Board of Directors (Supervisory Board):

On Item 1 on the agenda "On the approval of the following interest party transactions: financial leasing agreements with regard to movable property No. 375-204/02, dated June 27, 2002, No. 376-204/02, dated June 28, 2002, No. 377-204/02, dated June 27, 2002, and No. 407-204/02, dated June 26, 2002 between OAO RTC-Leasing and JSC RostovTelecom".

Voting on Item 1:
6 votes "in favour", 0 votes "against", 0 votes "abstained".

RESOLUTION ADOPTED:

1 To determine, on the basis of the fair market value, cost of services to be rendered to the Company under Agreement No. 375-204/02 with OAO RTC-Leasing, dated June 27, 2002, as equal to 23.8% (without insurance).

2 To approve Leasing Agreement with regard to movable property No. 375-204/02 with OAO RTC-Leasing, dated June 27, 2002, as an interested party transaction as follows:

- total leasing payments are equal to RUR 30,858,940 (VAT excluded);
- the subject of the agreement is leasing of equipment (NEAX 61 digital switching system manufactured by ZAO NEC-Neva Switching Systems) listed in Attachment 1 to the agreement;
- the term of leasing is from July 2003 through April 2008;
- the time of delivery of equipment is not more that 150 calendar days beginning from the date of the first advance payment set forth in Section 4.2.2 of Agreement No. 202-101/02 for the delivery of switching equipment;
- the title to the equipment will transfer to the Lessee after the leasing payments have been made in full.

3 To determine, on the basis of the fair market value, cost of services to be rendered to the Company under Agreement No. 376-204/02 with OAO RTC-Leasing, dated June 28, 2002 as equal to 23.8% (without insurance).

4 To approve Leasing Agreement with regard to movable property No. 376-204/02 with OAO RTC-Leasing, dated June 28, 2002, as an interested party transaction as follows:

- total leasing payments are equal to RUR 24,473,780 (VAT excluded);

- the subject of the agreement is leasing of equipment (NEAX 61 digital switching system manufactured by ZAO NEC-Neva Switching Systems) listed in Attachment 1 to the agreement;
- the term of leasing is from July 2003 through April 2008;
- the time of delivery of equipment is not more that 150 calendar days beginning from the date of the first advance payment set forth in Section 4.2.2 of Agreement No. 202-101/02 for the delivery of switching equipment;
- the title to the equipment will transfer to the Lessee after the leasing payments have been made in full.

5 To determine, on the basis of the fair market value, cost of services to be rendered to the Company under Agreement No. 377-204/02 with OAO RTC-Leasing, dated June 27, 2002 as equal to 23.8% (without insurance).

6 To approve Leasing Agreement with regard to movable property No. 377-204/02 with OAO RTC-Leasing, dated June 27, 2002, as an interested party transaction as follows:

- total leasing payments are equal to RUR 14,066,029 (VAT excluded);
- the subject of the agreement is leasing of equipment (NEAX 61 digital switching system manufactured by ZAO NEC-Neva Switching Systems) listed in Attachment 1 to the agreement;
- the term of leasing is from July 2003 through April 2008;
- the time of delivery of equipment is not more that 150 calendar days beginning from the date of the first advance payment set forth in Section 4.2.2 of Agreement No. 202-101/02 for the delivery of switching equipment;
- the title to the equipment will transfer to the Lessee after the leasing payments have been made in full.

7 To determine, on the basis of the fair market value, cost of services to be rendered to the Company under Agreement No. 407-204/02 with OAO RTC-Leasing, dated June 26, 2002 as equal to 23.8% (without insurance).

8 To approve Leasing Agreement with regard to movable property No. 407-204/02 with OAO RTC-Leasing, dated June 26, 2002, as an interested party transaction as follows:

- total leasing payments are equal to RUR 12,417,349 (VAT excluded);
- the subject of the agreement is leasing of equipment (NEAX 61

digital switching system manufactured by ZAO NEC-Neva Switching Systems) listed in Attachment 1 to the agreement;
- the term of leasing is from July 2003 through April 2008;
- the time of delivery of equipment is not more that 150 calendar days beginning from the date of the first advance payment set forth in Section 4.2.2 of Agreement No. 202-101/02 for the delivery of switching equipment;
- the title to the equipment will transfer to the Lessee after the leasing payments have been made in full.

On Item 2 on the agenda "On the approval of the following interest party transactions: financial leasing agreements with regard to movable property No. 384-204/02, dated July 5, 2002, No. 385-204/02, dated July 4, 2002, No. 386-204/02, dated July 8, 2002, and No. 387-204/02, dated July 5, 2002 between OAO RTC-Leasing and JSC RostovTelecom".

Voting on Item 2:
6 votes "in favour", 0 votes "against", 0 votes "abstained".

RESOLUTION ADOPTED:

1 To determine, on the basis of the fair market value, cost of services to be rendered to the Company under Agreement No. 384-204/02 with OAO RTC-Leasing, dated July 5, 2002 as equal to 23.8% (without insurance).

2 To approve Leasing Agreement with regard to movable property No. 384-204/02 with OAO RTC-Leasing, dated July 5, 2002, as an interested party transaction as follows:

- total leasing payments are equal to RUR 15,359,354 (VAT excluded);
- the subject of the agreement is leasing of equipment (SI 2000 electronic automatic switch manufactured by ZAO IskraUralTel) listed in Attachment 1 to the agreement;
- the term of leasing is from June 2003 through March 2008;
- the time of delivery of equipment is not more that 90 calendar days beginning from the date of the first advance payment set forth in Section 4.2.2 of Agreement No. 215-101/02 for the delivery of switching equipment;
- the title to the equipment will transfer to the Lessee after the leasing payments have been made in full.

3 To determine, on the basis of the fair market value, cost of services to be rendered to the Company under Agreement No. 385-204/02 with OAO RTC-Leasing, dated July 4, 2002 as equal to 23.8% (without insurance).

4 To approve Leasing Agreement with regard to movable property No. 385-204/02 with OAO RTC-Leasing, dated July 4, 2002, as an interested party transaction as follows:

- total leasing payments are equal to RUR 18,321,677 (VAT excluded);
- the subject of the agreement is leasing of equipment (SI 2000 electronic automatic switch manufactured by ZAO IskraUralTel) listed in Attachment 1 to the agreement;
- the term of leasing is from June 2003 through March 2008;
- the time of delivery of equipment is not more that 90 calendar days beginning from the date of the first advance payment set forth in Section 4.2.2 of Agreement No. 216-101/02 for the delivery of switching equipment;
- the title to the equipment will transfer to the Lessee after the leasing payments have been made in full.

5 To determine, on the basis of the fair market value, cost of services to be rendered to the Company under Agreement No. 386-204/02 with OAO RTC-Leasing, dated July 8, 2002 as equal to 23.8% (without insurance).

6 To approve Leasing Agreement with regard to movable property No. 386-204/02 with OAO RTC-Leasing, dated July 8, 2002, as an interested party transaction as follows:

- total leasing payments are equal to RUR 16,618,534 (VAT excluded);
- the subject of the agreement is leasing of equipment (SI 2000 electronic automatic switch manufactured by ZAO IskraUralTel) listed in Attachment 1 to the agreement;
- the term of leasing is from May 2003 through February 2008;
- the time of delivery of equipment is not more that 90 calendar days beginning from the date of the first advance payment set forth in Section 4.2.2 of Agreement No. 217-101/02 for the delivery of switching equipment;
- the title to the equipment will transfer to the Lessee after the leasing payments have been made in full.

7 To determine, on the basis of the fair market value, cost of services to be rendered to the Company under Agreement No. 387-204/02 with OAO RTC-Leasing, dated July 5, 2002 as equal to 23.8% (without insurance).

8 To approve Leasing Agreement with regard to movable property No. 387-204/02 with OAO RTC-Leasing, dated July 5, 2002, as an interested party transaction as follows:

- total leasing payments are equal to RUR 11,972,828 (VAT excluded);
- the subject of the agreement is leasing of equipment (SI 2000 electronic automatic switch manufactured by ZAO IskraUralTel) listed in Attachment 1 to the agreement;
- the term of leasing is from June 2003 through March 2008;
- the time of delivery of equipment is not more that 90 calendar days beginning from the date of the first advance payment set forth in Section 4.2.2 of Agreement No. 218-101/02 for the delivery of switching equipment;
- the title to the equipment will transfer to the Lessee after the leasing payments have been made in full.

Date of the fact (event, action): ***August 27, 2002***
Code of the fact (event, action): ***0300191A27082002***

Full official name: Closed Joint Stock Company DEPOSITARY AND CLEARING COMPANY, a nominal shareholder

Location: 13 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow
Mail address: Building 4, 14/2 Staraya Basmannaya Ulitsa, 103064 Moscow

Interest in the Charter Capital:
before the changes: 10.0442% of the charter capital
after the changes: 9.9406% of the charter capital

The date when the changes in the interest in the Charter Capital occurred: August 27, 2002.

Date of the fact (event, action): ***August 20, 2002***
Code of the fact (event, action): ***0300191A20082002***

Full official name: Closed Joint Stock Company DEPOSITARY AND CLEARING COMPANY, a nominal shareholder

Location: 13 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow
Mail address: Building 4, 14/2 Staraya Basmannaya Ulitsa, 103064 Moscow

Interest in the Charter Capital:
before the changes: 9.9924% of the charter capital
after the changes: 10.0442% of the charter capital

The date when the changes in the interest in the Charter Capital occurred: August 20, 2002.

Date of the fact (event, action): ***August 26, 2002***
Code of the fact (event, action): ***0200191A26082002***

Name and position of the official of JSC RostovTelecom:
Galina K. Borisova, Deputy General Director for Finance and Economic Policy of JSC RostovTelecom and member of the Management Board of JSC RostovTelecom.

Interest in the Charter Capital (stock) of JSC RostovTelecom:
before the changes: 1.2217% of the charter capital
after the changes: 1.1942% of the charter capital.

The date when the changes in the interest in the Charter Capital occurred: August 26, 2002.

Date of the fact (event, action): ***September 13, 2002***
Code of the fact (event, action): ***0200191A13092002***

Name and position of the official of JSC RostovTelecom:
Vladimir N. Romashkin, Deputy Head of the Rostov Telecommunications Technical Centre, member of the Board of Directors of JSC RostovTelecom.

Interest in the Charter Capital (stock) of JSC RostovTelecom:
before the changes: 2.3706% of the charter capital
after the changes: 2.3188% of the charter capital.

The date when the changes in the interest in the Charter Capital occurred: September 13, 2002.

Date of the fact (event, action): ***September 20, 2002***
Code of the fact (event, action): ***0200191A20092002***

Name and position of the official of JSC RostovTelecom:

Vladimir N. Romashkin, Deputy Head of the Rostov Telecommunications Technical Centre, member of the Board of Directors of JSC RostovTelecom.

Interest in the Charter Capital (stock) of JSC RostovTelecom:
before the changes: 2.3188% of the charter capital
after the changes: 2.2878% of the charter capital.

The date when the changes in the interest in the Charter Capital occurred: September 20, 2002.

Date of the fact (event, action): ***September 24, 2002***
Code of the fact (event, action): ***0200191A24092002***

Name and position of the official of JSC RostovTelecom:
Vladimir N. Romashkin, Deputy Head of the Rostov Telecommunications Technical Centre, member of the Board of Directors of JSC RostovTelecom.

Interest in the Charter Capital (stock) of JSC RostovTelecom:
before the changes: 2. 2878% of the charter capital
after the changes: 2.2360% of the charter capital.

The date when the changes in the interest in the Charter Capital occurred: September 24, 2002.

Date of the fact (event, action): ***September 20, 2002***
Code of the fact (event, action): ***0300191A20092002***

Full official name: Closed Joint Stock Company DEPOSITARY AND CLEARING COMPANY, a nominal shareholder

Location: 13 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow
Mail address: Building 4, 14/2 Staraya Basmannaya Ulitsa, 103064 Moscow

Interest in the Charter Capital:
before the changes: 9.9520% of the charter capital
after the changes: 10.0038% of the charter capital

The date when the changes in the interest in the Charter Capital occurred: September 20, 2002.

Date of the fact (event, action): ***September 26, 2002***
Code of the fact (event, action): ***0300191A26092002***

Full official name: Closed Joint Stock Company DEPOSITARY AND CLEARING COMPANY, a nominal shareholder

Location: 13 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow
Mail address: Building 4, 14/2 Staraya Basmannaya Ulitsa, 103064 Moscow

Interest in the Charter Capital:
before the changes: 10.0038% of the charter capital
after the changes: 9.9261% of the charter capital

The date when the changes in the interest in the Charter Capital occurred: September 26, 2002.

Date of the fact (event, action): ***August 17, 2002***
Code of the fact (event, action): ***1100191A17082002***

Type and category of the securities on which dividends have been paid: *preferred shares of JSC RostovTelecom.*

Date of the resolution to pay dividends: *June 18, 2002.*

Time of dividend payment on preferred shares: *up to August 17, 2002.*

Dividend payable on each preferred shares is equal to *RUR 0.87178.*

Total number of preferred shares on which proceeds have been paid: *7,849,786.*

43. Reorganization of the issuer, its subsidiaries and dependent companies:

An extraordinary meeting of shareholders of Open Joint Stock Company Electrical Communications of the Rostov Region (Minutes No. 1, dated December 19, 2001) adopted a resolution to reorganize the Open Joint Stock Company Electrical Communications of the Rostov Region through a merger with and into Open Joint Stock Company The Southern Telecommunications Company. To approve the Merger Agreement by and between Open Joint Stock Company Electrical Communication of Rostov Region and Open Joint Stock Company The Southern Telecommunications Company. To approve the Transfer Deed.

44. Additional material general information on the issuer:
No

B FINANCIAL AND BUSINESS OPERATIONS OF THE ISSUER

45. Annual financial statements for the three most recent financial years.

Shall not be filed for the current reporting period.

46. Financial statements of the issuer for the reporting quarter.

See the Annex.

47. Any events which resulted in an increase or decrease in the issuer's assets by more than 10% during the reporting quarter.

No such events occurred.

The issuer's assets as of the closing date of the quarter preceding the reporting quarter: *RUR 2,215,570,000.*
The issuer's assets as of the closing date of the reporting quarter: *RUR 2,249,664,000.*

48. Any events which resulted in an increase in the issuer's profit or loss by more than 20% compared to the preceding quarter.

No such events occurred.

The issuer's profit (loss) in the quarter preceding the reporting quarter: *RUR 62,146,000.*

The issuer's profit (loss) in the reporting quarter: *RUR 62,996,000.*

49. Creation and application of the Issuer's Reserve Fund and other special funds.

The Company does not establish such funds.

50. Transactions entered into by the issuer in the reporting quarter which amount to 10 or more percent of the issuer's assets as of the end of the quarter preceding the reporting quarter.

No such transactions were entered into.

51. **Application of the funds raised by the issuer as a result of offering securities.**

Such funds were not applied in the reporting quarter.

52. **Loans received by the issuer and its subsidiaries in the reporting quarter**

Loans received by the issuer as of the end of the reporting quarter:

Indicator	Balance as of the beginning of the year (RUR'000)	Received (RUR'000)	Repaid (RUR'000)	Balance as of the end of the reporting quarter (RUR'000)
Long-term bank loans	106,169	-	-	138,501
including those not repaid when due	-	-	-	-
Other long-term loans	-	-	-	138,501
including those not repaid when due	-	-	-	-
Short-term bank loans	-	-	-	-
including those not repaid when due	-	-	-	-
Bank loans for employees	-	-	-	-
including those not repaid when due	-	-	-	-
Other short-term loans	-	-	-	25,991
including those not repaid when due	-	-	-	-

53. Accounts receivable and payable of the issuer and its subsidiaries in the reporting quarter

The issuer's accounts receivable and payable as of the end of the reporting quarter:

Indicator	Balance as of the beginning of the year (RUR'000)	Received (RUR'000)	Repaid (RUR'000)	Balance as of the end of the reporting quarter (RUR'000)
1) Accounts receivable: short-term	251,537	-	-	321,906
including those overdue	37,215	-	-	44,029
including those overdue for more than 3 months	25,326	-	-	22,926
including:	-			-
Long-term	-	-	-	-
including those overdue	-	-	-	-
including those overdue for more than 3 months	-	-	-	-
including:				
2) Accounts payable: short-term	262,492	-	-	240,633
including those overdue	130,029	-	-	36,964
including those overdue for more than 3 months	36,632	-	-	14,852
including:				
Long-term	-	-	-	52,948
including those overdue	-	-	-	-
including those overdue for more than 3 months	-	-	-	-

including:				
Security: Received	-	-	-	
including from third persons	-	-	-	-
including:				
Granted	-	-	-	-
including to third persons	-	-	-	-
including:				
3) Notes flow Notes issued	1	-	-	33,689
including overdue	-	-	-	-
including:				
Notes received	1,372	-	-	377
including those overdue	-	-	-	-
including:				

54. Financial investments made by the issuer

The issuer's financial investments as of the end of the reporting quarter:

Indicator	Investments as of the end of the reporting quarter (RUR'000)		
	short-term (1 year or less)	long-term (over 1 year)	Total
Investments into treasury bills of the Russian Federation	-	-	-
Investments into treasury bills of constituent entities of the Russian Federation	-	-	-
Investments into securities issued by local authorities	-	-	-
Investments into shares, interests, participation in other entities	-	28,568	28,568
Investments into bonds and other debt securities	-	-	-
Other loans granted	-	-	-
	-	-	-
Investments into the issuer's subsidiaries	-	600	600
Investments into the issuer's dependent companies	-	14,915	14,915

Financial investments into entities liquidated pursuant to the laws of the Russian Federation

Name of the entity	Date of liquidation	The liquidating authority	Investments (RUR'000)
OAO Rostovgiproshakht	March 28, 2002	Arbitration Court	9,458
Total			9,458

Financial investments into entities declared bankrupt pursuant to the laws of the Russian Federation

Name of the entity	Date of the decision	The authority which decided on liquidation	Investments (RUR'000)
0			
Total			
The issuer's assets as of the closing date of the reporting quarter (RUR'000)			2,249,664

Financial investments into entities the investments into which amount to 10 or more per cent of the issuer's assets as of the closing date of the reporting quarter

Name of the entity	Investments (RUR'000)	Percentage of the assets
0	-	0%
Total	-	0%

55. Any other material information on the issuer's financial and business operations

No

C. SECURITIES ISSUED BY THE ISSUER

56. Shares of the issuer.

Issue ordinal number: *2*
Class: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 10*
Number of securities in the issue: *69,895,500*
Total scope of the issue: *698,955,000*

State registration of the issue:
Registration date: *08.29.1996*
Registration No.: *58-1-1435*
Registration authority: *financial authorities*
Placement method: *conversion*
Placement period: *09.16.1996 through October 16, 1996*

Current status of the issue: *the placement is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *69,895,500*

State registration of the report on the results of issuance:
The report on the results of issuance was not registered

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the issuance of securities:
Non-Commercial Partnership "RTS Stock Exchange"
Level 1 ADRs of ordinary shares: OTC USA, the Berlin Stock Exchange

Any additional material information on the securities of the issue: *no*

Issue ordinal number: *2*
Class of shares: *preferred*
Type of shares: -
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 10*
Number of securities in the issue: *23,298,500*
Total scope of the issue: *232,985,000*

State registration of the issue:
Registration date: *08.29.1996*

Registration No.: *58-1-1435*
Registration authority: *financial authorities*
Placement method: *conversion*
Placement period: *09.16.1996 through October 16, 1996*

Current status of the issue: *the placement is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *23,298,500*

State registration of the report on the results of issuance:
The report on the results of issuance was not registered

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the issuance of securities:
Non-Commercial Partnership "RTS Stock Exchange", the Moscow International Currency Exchange (MICEX)

Any additional material information on the issue of securities: *no*

Issue ordinal number: *1*
Class: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *272,127*
Total scope of the issue: *272,127*

State registration of the issue:
Registration date: *July 20, 1994*
Registration No.: *58-1n-1036*
Registration authority: *financial authorities*

Placement method: *purchase upon transformation into a joint stock company*
Placement period: *08.01.1994 through October 30, 1994*
Current status of the issue: *all securities of the issue are redeemed (cancelled)*
Number of actually placed securities in accordance with the registered report on the results of issuance: *272,127*

State registration of the report on the results of issuance:
The report on the results of issuance was not registered

Restrictions of circulation of the issue of securities (if any):
The issue was cancelled

Market information on the securities issue:
The issue was cancelled

Any additional material information on the issue of securities: *no*

Issue ordinal number: *1*
Class of shares: *preferred*
Type of shares: *A Type*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *93,194*
Total scope of the issue: *93,194*

State registration of the issue:
Registration date: *July 20, 1994*
Registration No.: *58-1n-1036*
Registration authority: *financial authorities*

Placement method: *purchase upon transformation into a joint stock company*
Placement period: *08.01.1994 through October 30, 1994*
Current status of the issue: *all securities of the issue are redeemed (cancelled)*
Number of actually placed securities in accordance with the registered report on the results of issuance: *93,194*

State registration of the report on the results of issuance:
The report on the results of issuance was not registered

Restrictions of circulation of the issue of securities (if any):
The issue was cancelled

Market information on the issuance of securities:
The issue was cancelled

Any additional material information on the issue of securities: *no*

Issue ordinal number: *1*
Class of shares: *preferred*
Type of shares: *B Type*

Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *7,455*
Total scope of the issue: *7,455*

State registration of the issue:
Registration date: *July 20, 1994*
Registration No.: *58-1n-1036*
Registration authority: *financial authorities*

Placement method: *purchase upon transformation into a joint stock company*
Placement period: *08.01.1994 through October 30, 1994*
Current status of the issue: *all securities of the issue have been redeemed (cancelled)*
Number of actually placed securities in accordance with the registered report on the results of issuance: *7,455*

State registration of the report on the results of issuance:
The report on the results of issuance was not registered

Restrictions of circulation of the issue of securities (if any):
The issue was cancelled

Market information on the issuance of securities:
The issue was cancelled

Any additional material information on the issue of securities: *no*

Issue ordinal number: *3*
Class of shares: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 10*
Number of securities in the issue: *2,547,200*
Total scope of the issue: *25,472,000*

State registration of the issue:
Registration date: *March 22, 2001*
Registration No.: *1-03-00191-A*
Registration authority: *Federal Securities Commission of Russia*

Placement method: *conversion upon restructuring*
Placement period: *April 18, 2001 through April 18, 2001*

Current status of the issue: *the placement is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *2,547,200*

State registration of the report on the results of issuance:
Registration date: *May 16, 2001*
Registration authority: *Federal Securities Commission of Russia*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the issuance of securities:
Non-profit partnership RTS Stock Exchange
ADR-1 on ordinary shares are traded in OTC USA and the Berln Stock Exchange

Any additional material information on the issue of securities: *no*

Issue ordinal number: *3*
Class of shares: *preferred*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 10*
Number of securities in the issue: *849,056*
Total scope of the issue: *8,490,560*

State registration of the issue:
Registration date: *March 22, 2001*
Registration No.: *2-03-00191-A*
Registration authority: *Federal Securities Commission of Russia*

Placement method: *conversion upon restructuring*
Placement period: *March 22, 2001 through April 18, 2001*
Current status of the issue: *the placement is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *849,056*

State registration of the report on the results of issuance:
Registration date: *May 16, 2001*
Registration authority: *Federal Securities Commission of Russia*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the issuance of securities:

Non-profit partnership RTS Stock Exchange and the Moscow International Stock Exchange (MICEX)

Any additional material information on the issue of securities: *no*

57. Bonds issued by the issuer: *no bonds were issued*

D. OTHER INFORMATION ON THE ISSUER'S SECURITIES

58, 59, 60 Rights of shareholders. Dividends payable on the issuer's shares.

58.1 Class (type) of shares: *ordinary shares*
Form of shares: *registered shares issued in a book-entry form*
Full name of the class/type of shares: *ordinary shares*

Rights exercisable by holders of this class (type) of shares:

7.1 Each registered common share in the Company shall grant equal rights to each holder thereof.

7.2 Each holder of common shares of the Company shall have the right:

7.2.1 to participate in General Meetings of shareholders pursuant to applicable laws of the Russian Federation;

7.2.2 to receive dividends pursuant to applicable laws of the Russian Federation and in accordance with this Charter, provided that dividends are declared by the Company;

7.2.3 to receive a portion of the assets of the Company remaining after the liquidation of the Company in proportion with the number of shares held by such shareholder;

7.2.4 to gain access to the documents of the Company provided for in Section 89.1 of the Federal Law "On Joint Stock Companies" pursuant to Article 91 of such Law;

7.2.5 to request that the registrar of the Company confirm the rights of such shareholders with regard to shares by issuing an excerpt from the register of shareholders of the Company;

7.2.6 to obtain from the registrar of the Company information on all en-

tries in the personal account of such shareholder and any other information provided for in legal acts of the Russian Federation establishing the maintenance procedure with regard to the register of shareholders;

7.2.7 to dispose of shares owned by such shareholder without consent of any other shareholder or the Company;

7.2.8 to defend in to court the civil rights of such shareholder in the event of breach thereof, including to claim damage from the Company, as provided for in applicable laws of the Russian Federation;

7.2.9 to request that the Company repurchase all shares owned by such shareholder or any portion thereof in the events and in accordance with the procedure provided for in applicable laws of the Russian Federation;

7.2.10 to sell shares to the Company in the event the Company has adopted a resolution to purchase such shares;

7.2.11 to request that the Company provide an excerpt from the list of persons entitled to participate in any General Meeting of Shareholders containing information on such shareholder.

7.3 Each shareholder owning more than 1% of voting shares of the Company may request that the registrar of the Company provide information on the names of shareholders registered in the register of shareholders and on the number, category and nominal value of shares owned by such shareholder (no addresses of shareholders shall be provided).

7.4 Each shareholder or shareholders owning in the aggregate at least 1% of outstanding common shares of the Company may claim in court damages inflicted on the Company as a result of guilty actions (omission) of any member of the Board of Directors of the Company, the individual executive body of the Company, any member of the collective executive body of the Company and the management entity or the manager.

7.5 Shareholders owning at least 1% of all votes at a general meeting of shareholders may request that the Company provide the list of persons entitled to participate in such meeting; provided that details of identification documents and mail addresses of any shareholder included in such list may be provided only subject to consent of such shareholder.

7.6 Each shareholder (shareholders) owning in the aggregate at least 2% of voting shares of the Company may put their items on the agenda of the annual general meeting of shareholders and nominate members of executive and control

bodies of the Company. Such shareholder or shareholders may nominate members of the Board of Directors of the Company in the process of preparation for an extraordinary general meeting of shareholders the agenda of which includes the elections to the Board of Directors of the Company.

7.7 Each shareholder (shareholders) owning in the aggregate at least 10% of voting shares of the Company may request that the Board of Directors convene an extraordinary meeting of shareholders. In the event the Board of Directors of the Company fails to adopt the resolution to convene such extraordinary general meeting of shareholders during the period established in applicable laws of the Russian Federation and this Charter or adopts a resolution to refuse to convene such meeting, such extraordinary meeting may be convened by such shareholders.

7.8 Each shareholder (shareholders) owning in the aggregate at least 10% of voting shares of the Company may at any time request an audit of the financial and business operations of the Company.

7.9 Each shareholder (shareholders) owning in the aggregate at least 25% of voting shares of the Company shall have the right of access to and the right to obtain copies of accounting documents and minutes of meetings of the collective executive body of the Company.

7.10 Each holder of common shares of the Company shall have other rights provided for in applicable laws and regulations of the Russian Federation issued to the extent of the authority of respective governmental bodies and this Charter.

7.11 Each holder of common shares of the Company shall:

- *notify the holder of the register of shareholders of the Company of any changes in his or its requisites;*

- *not disclose confidential information on the operations of the Company.*

7.12 In the event a shareholder of the Company intends, either independently or collectively with his or its affiliate(s), purchase 30% or more of outstanding common shares of the Company, such shareholder shall, not more than 90 days and not less than 30 days prior to the date of purchase of such shares, notify the Company in writing of his or its intention to purchase such shares. Following the completion of such transaction(s) with regard to the purchase of shares such shareholder shall, within 30 days following the date of purchase, offer that shareholders of the Company sale to him or it common shares of the Company and securities convertible into common shares at market value thereof, but not less than

the average weighted value thereof in the six months preceding the date of purchase.

Dividends paid on the shares of such class (type):

Period: *1998*
Dividend accrued on each share (RUR): *0.076*
Aggregate dividends accrued on such class (type) of shares (RUR): *5,312,058.04*
Aggregate dividends actually paid on such class (type) of shares (RUR): *5,288,512.68*

Period: *1999*
Dividend accrued on each share (RUR): *0.109*
Aggregate dividends accrued on such class (type) of shares (RUR): *7,618,610.1*
Aggregate dividends actually paid on such class (type) of shares (RUR) *7,532,839.78*

Period: *2000*
Dividend accrued on each share (RUR): *0.12883*
Aggregate dividends accrued on such class (type) of shares (RUR): *9,332,793.04*
Aggregate dividends actually paid on such class (type) of shares (RUR): *9,067,185.16*

Period: *2001*
Dividend accrued on each share (RUR): *0.29059*
Aggregate dividends accrued on such class (type) of shares (RUR): *21,051,124.193*
Aggregate dividends actually paid on such class (type) of shares (RUR): *8,060,007.5*

Aggregate dividends accrued on such class (type) of shares but not yet due (RUR): *0*

58.2 Class (type) of shares:*Preferred*
Type of shares: -
Form of shares: *registered shares issued in a book-entry form*
Full name of the class/type of shares:*preferred shares*

Rights exercisable by holders of such class (type) of shares:

8.1 Each preferred share in the Company shall grant equal rights to each holder thereof.

8.2 Each holder of preferred shares of the Company shall have the right to an annual fixed dividend, except as provided for herein. The total amount payable as a dividend on each preferred share shall be equal to 10% of the net profit of the Company based on the results of the most recent financial year divided into the number of shares which constitute 25% of the charter capital of the Company; provided that in the event the amount of dividends payable by the Company on each common share in certain year exceeds the amount payable as the dividend on each preferred share, the dividends payable on the latter shall be increased up to the dividends payable on common shares.

8.3 Holders of preferred shares may participate in each general meeting of shareholders with the right to vote on the reorganization or liquidation of the Company and on any amendments or supplements to be made to the Charter of the Company in the event such amendments restrict the rights of such shareholders.

8.4 Holders of preferred shares may participate in each general meeting of shareholders with the right to vote on all items on the agenda in the event a meeting of shareholders has failed to adopt a decision to pay dividends or has adopted a decision to pay partial dividends on preferred shares, regardless of the reason thereof. Such right of holders of preferred shares shall arise as of the date of the meeting following the annual meeting of shareholders which has failed to adopt the decision to pay dividends, and shall terminate as of the date of the first payment of full dividends on such shares.

8.5 Holders of preferred shares shall have the rights provided for in Section 7.2.3, Section 7.2.4, Section 7.2.5, Section 7.2.6, Section 7.2.7, Section 7.2.8, Section 7.2.10 and Section 7.2.11 hereof for holders of common shares of the Company. Such rights shall be granted to holders of preferred shares event in the event such shares may not vote.

8.6 Holders of preferred shares shall have the rights provided for in Section 7.3, Section 7.6, Section 7.7, Section 7.8 and Section 7.9 hereof in those events when preferred shares have the right to vote on all matters within the competence of the general meeting of shareholders of the Company.

8.7 Holders of preferred shares may request that the Company repurchase all shares owned by such shareholder or any portion thereof in the events and in accordance with the procedure provided for in applicable laws of the Russian Federation.

8.8 Each holder of preferred shares owning at least 1% of all votes at a general meeting of shareholders may request that the Company provide the list of persons entitled to participate in such meeting; provided that details of identification documents and mail addresses of any shareholder included in such list may be provided only subject to consent of such shareholder.

8.9 Each holder of preferred shares of the Company shall have other rights provided for in applicable laws and regulations of the Russian Federation and this Charter.

8.10 Each holder of preferred shares of the Company shall:

- *notify the holder of the register of shareholders of the Company of any changes in his or its requisites;*

- *not disclose confidential information on the operations of the Company.*

Dividends paid on the shares of such class (type):

Period: *1998*
Dividend accrued on each share (RUR): *0.327*
Aggregate dividends accrued on such class (type) of shares (RUR):
7,618,609.65
Aggregate dividends actually paid on such class (type) of shares (RUR):
7,534,469.82

Period: *1999*
Dividend accrued on each share (RUR): *0.469*
Aggregate dividends accrued on such class (type) of shares (RUR):
10,926,997.07
Aggregate dividends actually paid on such class (type) of shares (RUR):
10,642,819.68

Period: *2000*
Dividend accrued on each share (RUR): *0.55214*
Aggregate dividends accrued on such class (type) of shares (RUR):
13,332,831.57
Aggregate dividends actually paid on such class (type) of shares (RUR):
12,634,212.44

Period: *2001*

Dividend accrued on each share (RUR): *0.87178*
Aggregate dividends accrued on such class (type) of shares (RUR): *21,051,356.36968*
Aggregate dividends actually paid on such class (type) of shares (RUR): *17,777,463.9*

Aggregate dividends accrued on such class (type) of shares but not yet due (RUR): *0*

61. Restrictions of circulation of securities.
See Sections 56 and 57.

62. Other material information on the issuer's securities:

In December 1997, the Company executed agreements with Renaissance-Capital as a financial adviser and Skadden Arps as a legal counsel with regard to the Company's ADR program.
In March 1998, the Company executed a depositary agreement with The Bank of New York, and its Level 1 ADR issue was registered.
In April 1998, Renaissance Capital arranged a road show for the purposes of presentation of the ADRs in Great Britain and the USA.
Since May 1998, the ADRs have been traded in the USA over-the-counter market.
Since May 1998, the ADRs have been listed at the Berlin Stock Exchange.
Since September 1998, the Company's ordinary shares are on the Level 1 list of RTC and its preferred shares are on the Level 2 list.
Since June 1999, preferred shares of JSC RostovTelecom have been deleted from the Level 2 list.
In August 1999, ordinary shares of JSC RostovTelecom were transferred from Level 1 List to Level 2 List.
Since September 1999, the shares have been on the trading lists of the MICEX.
In February 2002, ordinary shares of JSC RostovTelecom were excluded from the Level 2 Quotation List of NP The RTS Stock Exchange in accordance with the Rules of Admittance to Trading and Listing.

ANNEX

Financial Statements
for 9 months of the year ending December 31, 2002

Balance sheet for 9 months of the year ending December 31, 2002

ACCOUNTING POLICY

On the Accounting Policy in the Year Ending December 31, 2002

For the purposes of establishing and maintaining the accounting ensuring maximum efficiency, prompt preparation of information on the property and financial position of Joint Stock Company Electrical Communication of the Rostov Region, reliability, availability and usefulness of the accounting information, optimal results of financial and commercial operations of Joint Stock Company Electrical Communication of the Rostov Region, and pursuant to the effective laws of the Russian Federation and regulations governing accounting, I hereby

ORDER:

1. To approve the Regulations "Accounting Policy of the Open Joint Stock Company Electrical Communication of the Rostov Region" for the year ending December 31, 2002.

2. To put into effect, as of 01.01.2002, the Regulations "Accounting Policy of the Open Joint Stock Company Electrical Communication of the Rostov Region".

3. V.A. Burtsev, Chief Accountant of JSC RostovTelecom, shall disclose the accounting policy of JSC RostovTelecom in the explanatory note on the results of the annual accounting for the year ending December 31, 2002.

4. V.A. Burtsev, Chief Accountant of JSC RostovTelecom shall control the implementation of this Order.

GENERAL DIRECTOR V.V. UKHOV

Agreed:

1. Chief Accountant of JSC RostovTelecom V.A. Burtsev

Approved
by Order of JSC Electrical Communication
of Rostov Region
No. , dated

Attached to this order are Regulations "Accounting Policy of the Open Joint Stock Company Electrical Communication of the Rostov Region" for the year ending December 31, 2002 the summary of which is given below.

These Regulations of Corporate Accounting Policy are developed pursuant to the accounting, tax and civil laws of the Russian Federation.

ACCOUNTING METHODS

Intangible assets records

Intangible assets shall be recorded at the initial value thereof.

Fixed assets records

Fixed assets shall be recorded at the initial value thereof which shall be determined in accordance with the Accounting Regulations "Fixed Assets Accounting (PBU 6/01)" approved by Order of the Ministry of Finance of the Russian Federation No. 26n, dated March 30, 2001. The Company shall revaluate its fixed assets at the current replacement value thereof at least every two years in accordance with market prices confirmed by documents. Capital depreciation shall be calculated at a flat rate based on either the initial or the current (replacement) value, as applicable, during the useful life of each item.

Manufacturing inventory records

Manufacturing inventory, including raw materials and stock to be used to manufacture commercial products, carry out work or render services, to be sold or to be used for corporate administrative purposes in a period less than 12 months, shall be recorded at the accounting price thereof equal to:

- the supply price of purchased inventory,
- cost of inventory produced by the Company,
- the monetary evaluation of contributions to the charter capital of the Company agreed by the founders of the Company;
- current market value of inventory received by the Company free of charge which shall be determined as of the applicable record date, and
- the value of assets transferred or to be transferred by the Company under agreements providing for payment in kind.

Translation of the value of assets and liabilities expressed in foreign currency

Cash and securities denominated in foreign currency shall be translated into Russian Rubles as of the date of the respective foreign exchange transaction and as of

each reporting date.

Proceeds Formation Process

Corporate proceeds shall be equal to the growth of economic benefits as a result of receipt of assets (either cash or other property) and/or repayments, except the contributions made by founders. All corporate proceeds shall be classified into proceeds from regular business and other proceeds, including operating proceeds, non-sales proceeds and extraordinary proceeds.

Expenses Formation Process

Corporate expenses shall be equal to the reduction of economic benefits as a result of replacement of assets (either cash or other property) and/or incurred liabilities, except reduction of contributions made by founders. All corporate expenses shall be classified into expenses related to regular business and other expenses, including operating expenses, non-sales expenses and extraordinary expenses.

Manufacturing expenses records and cost calculation

Cost of services (work or products) shall include the value of energy, fixed assets, labour, raw materials, inventory, fuel, natural resources and other manufacturing and sales related expenses.

Work in progress records

Work in progress shall be recorded on the basis of expenses actually incurred by the Company.

Deferred expenses records

Deferred expenses shall be written off on a straight-line basis during the period to which such expenses belong.

Records of credits and loans received

The Company shall re-record its long-term debts related to credits and loans received as short-term debts at the time when such credit or loan becomes due in 365 days. All additional expenses incurred in the process of obtaining any credit or loan shall be recorded in the reporting period when such expenses were incurred.

Records of internal settlements and information provided by separate divisions

All financial and business operations between divisions of the Company shall be carried out on the basis of notes given to the superior management level.

Special purpose funds formation process

The Company shall not apply its retained profit to establish any funds other than statutory funds or funds provided for in constituent documents of the Company (the reserve fund).

Reserves formation process

The Company shall establish the following provisions:

- reserve for depreciation of investments in securities;
- provisions for doubtful debts;
- reserve against material valuables.

Governmental aid records

Governmental funds (subventions, subsidies) shall be recorded upon actual receipt of such funds or other resources.

BALANCE SHEET

			CODES
as of October 30, 2002		Form No. 1 OKUD	0710001
		Date (year, month, date)	
Organization:	JSC Electrical Communication of Rostov Region	OKPO	01152321
Taxpayer's Identification No.		INN	6164100189
Business	communications	OKDP	52300
Legal form/form of property	Open Joint Stock Company	OKOPF/OKFS	47
Unit:	RUR'000	OKEI	

ASSETS	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	50	27
patents, licenses, trademarks (service marks), other rights	111	50	27
organizational expenses	112	-	-
Goodwill	113	-	-
Fixed assets (01, 02, 03)	120	1,616,604	1,546,994
land plots and natural objects	121	-	-
property, plant and equipment	122	975,402	1,111,772
Construction in progress (07, 08, 16, 61)	130	31,627	188,867
Profitable investments in material values (03)	135	-	-
including: assets to be leased out	136	-	-
assets for hire	137	-	-
Long-term investments (06, 82)	140	41,583	28,568
investments in subsidiaries	141	600	600
investments in dependent companies	142	14,915	14,915
investments in other organizations	143	26,068	13,054
loans to entities for periods exceeding 12 months	144	-	-
other long-term investments	145	-	13,014
Other non-current assets	150	-	-
TOTAL Section I	190	1,689,864	1,764,456
II. CURRENT ASSETS			
Inventory:	210	91,757	92,521
raw materials, materials and similar values (10, 12, 13, 16)	211	82,966	86,491

animals in breeding and fattening (11)	212	-	-
expenditures on production in progress (working expenses) (20, 21, 23, 29, 30, 36, 44)	213	-	-
finished products and goods for re-sale (16, 40, 41)	214	3,304	2,667
goods shipped (45)	215	-	-
deferred expenses (31)	216	5,487	3,363
other inventory and expenditures	217	-	-
VAT on acquired valuables (19)	220	28,777	47,649
Accounts receivable (maturing more than 12 months following the reporting date):	230	-	-
Buyers and customers (62, 76, 82)	231	-	-
notes receivable (62)	232	-	-
Related parties (78)	233	-	-
advances granted (61)	234	-	-
other debtors	235	-	-
Accounts receivable (maturing within 12 months following the reporting date):	240	251,537	321,906
buyers and customers (62, 76, 82)	241	188,244	201,994
notes receivable (62)	242	1,372	377
related parties (78)	243	-	-
contributions to the Charter Capital of members (founders) receivable (75)	244	-	-
advances granted (61)	245	4,052	62,757
other debtors	246	57,869	56,778
Short-term investments (56, 58, 82):	250	-	-
loans granted to entities for periods less than 12 months	251	-	-
own shares purchased from shareholders	252	-	-
other short-term investments	253	-	-
Cash:	260	33,003	23,132
cash in hand (50)	261	1,199	2,610
settlement account (51)	262	29,862	18,401
hard-currency account (52)	263	7	260
other cash (55, 56, 57)	264	1,935	1,861
Other current assets	270	-	-
TOTAL Section II	290	405,074	485,208
BALANCE (sum of lines 190 + 290)	399	2,094,938	2,249,664

Liabilities	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital (85)	410	965,903	965,903
Additional capital (87)	420	283,016	277,435
Reserve capital (86)	430	27,556	38,082
statutory reserves	431	27,556	38,082
reserves established in accordance with constituent documents	432	-	-
Social fund (88)	440	-	-
Targeted funding and receipts (96)	450	-	-
Retained profit of previous years (88)	460	446,772	394,144
Uncovered loss of previous years (88)	465	-	-
Retained income of the accounting year (88)	470	-	151,361
Uncovered loss of the accounting year (88)	475	-	-
TOTAL Section III	490	1,723,247	1,826,925
IV. LONG-TERM LIABILITIES			
Loans and credits (92, 95)	510	106,169	85,553
bank loans maturing more than 12 months following the reporting date	511	-	-
other loans maturing more than 12 months following the reporting date	512	106,169	85,553
Other long-term liabilities	520	-	52,948
TOTAL Section IV	590	106,169	138,501
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	-	25,991
bank loans maturing within 12 months following the reporting date	611	-	-
other loans maturing within 12 months following the reporting date	612	-	25,991
Accounts payable	620	262,492	240,633
suppliers and contractors (60, 76)	621	152,594	81,329
notes payable (60)	622	1	33,689
debts to subsidiaries and dependent companies (78)	623	-	-
debts to the personnel of the entity (70)	624	25,122	19,957
debts to governmental off-budget funds (69)	625	10,405	8,031
debts to the budget (68)	626	41,561	53,841
advances received (64)	627	26,639	33,228
other creditors	628	6,170	10,558
Revenues payable to participants (founders) (75)	630	1,420	17,610

Deferred revenue (83)	640	1,610	4
Provisions for deferred expenses (89)	650	-	-
Other short-term liabilities	660	-	-
TOTAL Section V	690	265,522	284,238
BALANCE (sum of lines 490+590+690)	700	2,094,938	2,249,664

REFERENCE ON ASSETS RECORDED IN OFF-BALANCE ACCOUNTS

	Line code	**As of the beginning of the reporting period**	**As of the end of the reporting period**
1	**2**	**3**	**4**
Capital lease (001)	910	23,465	23,465
including financial leasing	911	23,400	23,400
Material values in custody (002)	920	9,434	643
Goods accepted for commission (004)	930	-	-
Debts of insolvent debtors written into loss (007)	940	39,016	42,230
Security of liabilities and payments received (008)	950	-	-
Security of liabilities and payments granted (009)	960	-	-
Wear of housing (014)	970	-	-
Wear of exterior amenities and other similar objects (015)	980	-	-
Strict reporting blanks (006)	990	4,332	868

PROFIT AND LOSS STATEMENT

			CODES
		Form No. 2 OKUD	0710002
For 9 months of 2002		Date (year, month, day)	
Organization:	JSC Electrical Communication of Rostov Region	OKPO	01152321
Taxpayer's Identification No.		INN	6164100189
Business	Communications	OKDP	52300
Legal form/form of property	Open Joint Stock Company	OKOPF/ORFS	47
Unit:	RUR'000	OKEI	

as paid for

Indicator		Line code	For the accounting period	For equal period of previous year
1		2	3	4
I. Proceeds and expenses relating to regular business				
Net proceeds from sales of goods, products, works, services (minus VAT, excises and similar mandatory payments)		010	1,577,745	1,271,953
Including those from sales of:	communications services	011	1,557,002	1,245,246
	trade-related services	012	-	-
	social sphere services	013	-	-
	other services	014	-	-
Cost of goods, products, services sold:		020	1,265,608	721,587
Including those from sales of:	communications services	021	1,258,027	691,478
	trade-related services	022	-	-
	social sphere services	023	-	-
	other services	024	-	-
Gross revenues		029	312,137	550,366
Commercial expenses		030	-	13,010
Administrative expenses		040	-	213,694
Income/(loss) from sales (lines (010-020-030-040))		050	312,137	323,662
II. Operating revenues **and expenses**				
Interest receivable		060	66	142
Interest payable		070	4,433	2,178
Revenues from participation in other organizations		080	30	498

Indicator	Line code	For the accounting period	For equal period of previous year
1	2	3	4
Other operating revenues	090	1,619	6,459
Other operating expenses	100	38,102	27,320
III. Non-sales revenues and expenses			
Non-sales revenues	120	3,942	2,735
Non-sales expenses	130	45,580	29,885
Income (loss) before taxes (lines (050+060-070+080+090-100+120-130)	140	229,679	274,113
Income tax and other similar mandatory payments	150	78,318	61,756
Income (loss) from regular business	160	151,361	212,357
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170	-	-
Extraordinary expenses	180	-	-
Net income (retained income (loss) of the accounting period) (lines (160+170-180))	190	151,361	212,357

BREAKDOWN OF CERTAIN PROFITS AND LOSSES

Indicator	Line Code	For the reporting period		For the similar period of the previous year	
		profit	Loss	profit	loss
1	2	3	4	5	6
Fines and penalties acknowledged or for which court (arbitration court) decisions on recovery have been received	210	632	55	456	242
Profit (losses) of previous periods	220	-	1,601	199	683
Damages caused by failure to perform or undue performance	230	437	51	170	256
Exchange losses and gains resulting from foreign exchange transactions	240	166	1,180	526	977
Decreased cost of resources and manufacturing inventory as of the end of the reporting period	250	-	-	-	-

Accounts payable and accounts receivable written off after the period of limitation expired	260	596	1,810	324	1,391

Other accounting data for 9 months of 2002: *no*